UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Utix Group, Inc.

--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Delaware                                    75-2340624
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   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
    incorporation or organization)

 170 Cambridge Street, Burlington, MA                     01803-2933
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Address of principal executive offices)                   (Zip Code)

Issuer's  telephone  number  (781) 229-2589
                             --------------

Securities to be registered under Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered

               None                                        None
   ------------------------------            ------------------------------
   ------------------------------            ------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 Par value

--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE

PART I

Forward-Looking Statements....................................................ii

Item 1.  Description of Business...............................................1


Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations............................................22

Item 3.  Description of Property..............................................30

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......30

Item 5.  Directors and Executive Officers, Promoters and Control Persons......33

Item 6.  Executive Compensation...............................................38

Item 7.  Certain Relationships and Related Transactions ......................41

Item 8.  Description of Securities............................................44


PART II


Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters...............................48

Item 2.  Legal Proceedings....................................................49

Item 3.  Changes in and Disagreements with Accountants........................49

Item 4.  Recent Sale of Unregistered Securities...............................49

Item 5.  Indemnification of Directors and Officers............................52

PART F/S.....................................................................F-1


PART III


Item 1.  Index to Exhibits....................................................53

                           FORWARD-LOOKING STATEMENTS

         This Form 10-SB contains "forward-looking statements" and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this statement, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project", "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in Item l "Description of Business" and Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operation". These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercially viability of our retail gift card platform and offerings; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this statement. Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

PART I

ITEM 1.

                             DESCRIPTION OF BUSINESS

INTRODUCTION


         Our principal business activity is to provide prepaid experiences to individuals by offering gift tickets to corporations and other business users that are redeemable at golf courses, ski resorts, spas and other venues nationwide. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a Universal Golf Ticket(TM) ($56.00 for a corporate sale or a proposed $49.95 for a retail sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. In addition to our current golf, ski resort and spa prepaid tickets, we intend to capitalize on our enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues. We have recently tested offering our gift tickets to retail consumers through national mass merchandise retail chains. We conduct our business through our wholly-owned subsidiary Corporate Sports Incentives, Inc., a New Hampshire corporation.


         For approximately 17 years, Corporate Sports functioned as a provider of prepaid plastic gift tickets solely to large corporations. Commencing in 2003 we expanded our management team and have taken steps to significantly expand the scope of our business to commence selling our gift tickets directly to retail consumers through major mass-market national retail chains. Under our new management structure we are doing business as Utix Group, Inc.

         We currently intend to offer our products through two distinct distribution channels:

    o sales of prepaid manual plastic gift tickets to corporations and other business users (under our UNIVERSAL GOLF/SPA/SKI TICKET brand), a business we have conducted for approximately 17 years; and

    o contemplated sales of prepaid magnetic strip gift tickets to retail consumers who purchase our products (under our GIFTIX brand) at mass merchandise retail chains.


         In both distribution systems, recipients are given the opportunity to enjoy, on one occasion only, such activities as 18 holes of golf at one of over 2,600 participating golf courses or a one-day ski lift ticket at one of over 200 mountains. We also offer a gift ticket that provides a one-hour massage at one of over 1,100 spas. Since we pay the golf courses, ski resorts or other venues their full published list prices on the day that each gift ticket is used, there are no blackout dates or restricted access to the chosen facility associated with any gift tickets, and users are treated as full paying guests at all locations.

         In 2003, we established initial consumer acceptance of our gift tickets directly to the retail public through test marketing at BJ's Wholesale Club, Sam's Clubs and The Golf Warehouse. During the approximately four weeks in June 2003 that we test marketed our retail gift tickets at 124 BJ's Wholesale Club locations, we sold 1,094 gift tickets. During the approximately four weeks in December 2003 that we test marketed our retail gift tickets at 38 Sam's Club locations, we sold 1,672 gift tickets. Our test marketing at The Golf Warehouse is ongoing and we sold 2,583 gift tickets in fifteen months through their online retailer program. Additional testing and refinement of our marketing programs is planned throughout 2004. We have also entered into consignment sale contract arrangements with other national chains such as Walgreen's, GNC, Costco and 7-Eleven stores, and are negotiating sales contracts with other major retailers. As with our other retailers, each of Walgreen's, GNC, Costco and 7-Eleven will be paid a commission of between 8% and 12% of the retail price of each of our gift tickets.

         We have been named an official ticket and card products issuer by the Discover Card/Novus. Through our software technology and processing partner, WildCard Systems, Inc., we intend to launch a proprietary magnetic strip ticket product on the DISCOVER/Novus merchant payment network system in the first half of calendar year 2004.

         We believe that, in conjunction with WildCard Systems, we have developed a business model and proprietary technology that uniquely identifies and segments merchants and specific lifestyle experiences. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. Based on information provided by DISCOVER/Novus, we believe we are currently the only issuer on the DISCOVER/Novus credit system able to offer prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.


         We believe that our principal competitive advantage is based upon the relationships we have developed with Wildcard Systems and DISCOVER/Novus and our collective ability to commercialize magnetic tape payment technology (the loading of a ticket for an experience at point of purchase and payment in dollars at the point of use) that can benefit both the giver and the receiver. We also believe that as we further develop our technology with Wildcard Systems, we will be able to offer retailers and corporate program buyers an array of unique custom-shopping prepaid gift products.


         Our headquarters are located at 170 Cambridge Street, Burlington, MA 01803 and our telephone number at that address is (781) 229-2589. Our website can be accessed at www.utix.com.


HISTORY AND DEVELOPMENT OF OUR BUSINESS

         We were incorporated in Delaware in 1988 under the name "Deterministics, Inc." In 1989, we changed our name to "Bright Star - World Entertainment, Inc." and in 1994 we changed our name to "Cyto Skin Care Corporation", which was then changed in the same year to "Chantal Skin

Care Corporation". In November 2003, we entered into a share exchange agreement with the security holders of Corporate Sports Incentives, Inc., a New Hampshire corporation, and we again changed our name to "Utix Group, Inc." As a result of the exchange, Corporate Sports became our wholly owned subsidiary. The former security holders of Corporate Sports received an aggregate of 13,500,000 shares of common stock and derivative securities exercisable or convertible into shares of common stock of Utix, which constitute 71.6% of the ownership interest in Utix on a fully-diluted basis, in exchange for an aggregate of 139.33 shares of common stock and derivative securities exercisable or convertible into shares of common stock of Corporate Sports. Prior to the exchange, we were an inactive company having no assets, liabilities, operations or transactions since 1999. We presently are quoted on the over-the-counter market pink sheets under the symbol "UTXG". There is currently no trading market in our shares.


         Corporate Sports was founded in 1986 as a premium gift, incentive and consumer reward company and has successfully marketed a proprietary line of plastic gift tickets to Fortune 1,000 companies. Prior to its recent expansion into the retail gift ticket market, Corporate Sports' two founding stockholders operated a relatively small ($1.5 million to $2.0 million in average annual revenues) and profitable (10% to 18% average earnings, before executive salaries, fees and bonuses) entrepreneurial business and enjoyed long-standing customer retention with its corporate clients and venues.

OUR BUSINESS

         OUR CORPORATE BUSINESS


         We sell to our corporate clients UNIVERSAL GOLF, SKI OR SPA plastic gift tickets for distribution to their employees and customers, as well as to the employees of other companies with which they do business. Each gift ticket type provides the user with one admission to a variety of entertainment venues, including over 2,600 golf courses in all 50 States, Mexico and the Caribbean, over 200 ski and snowboard mountain resorts throughout North America, and over 1,100 spas in the United States. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a Universal Golf Ticket(TM) ($56.00 for a corporate sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. Therefore, our gift tickets do not have a specified dollar value tied to them, but instead designate a particular experience. Our corporate clients have included Boeing, British Airways, JP Morgan Chase, General Mills, Gillette, Hewlett Packard, Kraft Foods, MBNA, Merrill Lynch, Nabisco, National Broadcasting Company, Pepsi-Cola, Pillsbury, Prudential Insurance, Seagrams, Sprint, Toyota, Verizon, Weyhaueser, American Express, and Linsco Private Ledger. We are not dependent on any one or a few customers; no single customer makes up 5% or more of our sales. Many incentive and reward programs, such as those offered by Chase, Verizon and Wells Fargo, have run continuously for over five years.

         We believe we are distinct from other prepaid discount promotional offerings in that our Universal Ticket member golf courses, ski resorts and other venues are paid their full published list prices on the day the gift ticket is used, rather than a negotiated discount price. As a result, ticket holders are able to enjoy many venues that are unavailable to discount oriented programs, and a first-class sport, leisure or entertainment experience with no blackouts or restrictions. At some participating upscale golf courses and ski resorts whose charges exceed our standard gift ticket prices, ticket holders must purchase one or more upgrades in order to use the facility. This can be done easily over the phone.

         We produce and fulfill client requests for corporate tickets containing the client's corporate logo, the expiration date and other requested information. Use of the tickets is limited to approximately ten months from issuance, usually corresponding to traditional golf or ski seasons. As a ticket approaches its expiration date, at the user's request, we will exchange the ticket for a new ticket for a $15.00 fee. Approximately 12% to 14% of our corporate gift tickets are returned for exchange. In addition, in fiscal 2003, approximately 38% of our corporate tickets were subject to "breakage," which means that they were never used and not returned for exchange.


         Our corporate tickets are currently manual, in that they do not include a magnetic strip. When the user presents the ticket at the desired venue, the operator of the venue cuts each ticket in half and mails it back to us together with an invoice billing us for the use of the venue.

         OUR RETAIL BUSINESS


         Our proposed retail gift ticket program is being coordinated through the DISCOVER/Novus merchant payment system and will enable retailers to activate our tickets at the cash register in exchange for payment. Like our corporate business, each gift ticket type provides the user with one admission to a variety of entertainment venues, including over 2,600 golf courses in all 50 States, Mexico and the Caribbean, over 200 ski and snowboard mountain resorts throughout North America, and over 1,100 spas in the United States. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded retail tickets will permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. For example, by paying a uniform price for a UNIVERSAL GOLF TICKET(TM) (a proposed $49.95 for a retail sale), the gift giver enables the gift recipient to enjoy a round of golf at any one of 2,600 participating golf courses, regardless of the variation in prices charged by an individual golf course. Therefore, our gift tickets do not have a specified dollar value tied to them, but instead designate a particular experience. Retail customers will be able to easily identify where the tickets may be used by viewing a directory attached to each ticket package or the website, or by calling the customer service department, which is available 24 hours a day, 7 days a week. Based on Wildcard Systems' proprietary magnetic strip technology, when the ticket is redeemed at the golf course, ski resort or other venue by the user, the venue will be paid their full published list price for the services they deliver. We believe that the key benefit to retailers is that there is no inventory or slippage cost associated with offering our tickets as they are not activated until checkout. At the same time, the venue is able to realize its full profit margin quickly.

         Although not tied to a particular dollar amount, each of our gift tickets has a maximum dollar credit limit. Therefore, if the venue's charge for golf, skiing or another experience exceeds such limit, the user can, either online or by merely dialing a toll-free telephone number (listed on the ticket), charge his or her credit card to add additional ticket upgrades to the prepaid gift ticket, thus expanding the number of golf, ski and spa venues available for ticket redemption. For example, if the gift recipient would like to play a round of golf at one of our participating premium golf courses whose charges exceed our standard gift ticket prices, the gift recipient may opt to purchase an upgrade to the gift ticket that he or she received to allow entry into that premium golf course.

         Upon activation at retail, the merchant earns a commission that is a negotiated percentage of the retail price ranging between 8% and 12% and becomes obligated to pay us for the sale. The retailer pays us a fixed price for the gift tickets, so if the retailer sells below our suggested retail price, any shortfall is covered by the retailer. The payment made by the retailer will be held in an escrow account that is utilized for ticket settlement via the DISCOVER/Novus merchant payment system. We expect to receive gross profit from the sale of our retail products from an estimated average gross margin of 2% to 6% on tickets that are redeemed by the consumer and an estimated average "breakage" of 28%, which is the percentage of all tickets that are never used and not returned for exchange. These projected gross margin and breakage percentages were based on our historical performance in selling corporate tickets since 1986 and validated by the test marketing of our retail product.

         We determine our gross margin for redeemed gift tickets by taking the retail price and subtracting from it the venue's list price, the commission paid to retailers and the cost for producing the gift tickets. For example, if we sell our UNIVERSAL GOLF TICKET(TM) at retail at $50, the golf venue's list price for a round of golf is $40, the commission paid to retailers is $5.00 (10% of retail price), and the cost for producing a UNIVERSAL GOLF TICKET(TM) is $2, then our gross margin is $3.00 or 6%. FOR tickets that were never used and not returned for exchange, we don't have to subtract the venue's list price since the experience was never claimed. Therefore, we determine breakage by taking the retail price and subtracting from it only the commission paid to retailers and the cost for producing the gift tickets.

         We have been named an official ticket issuer by Discover Financial Services and have executed an exclusive partnering agreement with WildCard Systems, Inc., one of the leading credit card processors, for ticket development and processing. As part of our multi-year contract with Discover Financial Services, we have received a commitment for minimum ticket purchases totaling $500,000 for the first two years for use in DISCOVER/Novus's promotional activities. DISCOVER/Novus has advised that it expects to arrange placement in numerous programs and sales in excess of $1,500,000 during the same period. Other than granting to DISCOVER/Novus a volume discount of 12% off of the retail price, we treat DISCOVER/Novus like any other retailer from which we collect our gross margin and breakage percentages.

         Our technology partner, Wildcard Systems, is working with us to enhance the proprietary software and processing and magnetic strip technology to enable each of our subscribing venues to charge its regular price to ticket users for the lifestyle experiences they provide and seamlessly receive immediate payment under the DISCOVER/Novus payment network. During fiscal year 2003, we spent $80,000 on research and development of our magnetic strip technology, none of the cost for which was passed on to the customer. During fiscal 2002, we spent only a nominal amount on research and development of our magnetic strip technology.

         We have made arrangements with Quality Packaging Specialists, Inc., a production and fulfillment company located in Burlington Township, New Jersey, to assemble our retail magnetic strip tickets, retail packaging and ticket directories and ship them to our retail customers. We have not entered into any written agreement with Quality Packaging Specialists, Inc. and order the assembly and shipping of our products on an as-needed, per unit basis. WildCard oversees the ticket manufacturing. InWallet Printing Company produces the ticket directories and Mansir Holden prints and produces the cardboard packaging. We have not entered into any written agreements with InWallet Printing Company or Mansir Holden, and order directories and cardboard packaging through standard quote and purchase order arrangements on an as-needed, per unit basis. We are not dependent on any of the aforementioned vendors; there are other vendors that can provide the same services at competitive prices. As a result of this outsourcing strategy, we believe that we will be able to reduce our in-house processing costs per ticket.

         We intend to sell our UNIVERSAL GOLF/SKI/SPA GIFTIX tickets directly to consumers through major mass-market national retail chains such as Walgreens, Sam's Club, GNC, Safeway, Simon Malls, Costco, and 7-Eleven. We plan to sell to the majority of these retail chains through one-year or longer placement agreements. Under such agreements, the retail chain typically agrees to stock our tickets at selected locations and make payments to us upon confirmation of actual consumer purchases. We commenced test marketing of our UNIVERSAL GOLF tickets to retail consumers in June 2003. Through January 31, 2004, we have sold approximately $300,000 worth of gift tickets at retail.

         We are targeting impulse gift purchasers who are willing to spend more than $20 and are seeking to give a unique and more thoughtful gift experience. By using the portfolio of prepaid experiential gift ticket products already established by our corporate business and gaining retail placement via our existing distribution channels, we believe we will be able to continue to develop new prepaid product experiences with participating venue partners for the retail gift ticket industry in a cost-effective manner.


         With over 44 million golf enthusiasts and over 500 million rounds of golf played annually in the United States according to the National Golf Course Owners Association, National Golf Foundation and ESPN source guides, we believe that golf gift giving is a sustainable market. In addition, there are over 28 million skiers in the United States according to the National Ski Area Association, and over 128 million spa visits tracked in 2002 according to the American Spa Association. We are targeting the purchasers who will be buying gifts for these golfers, skiers and spa enthusiasts.


         In addition to our UNIVERSAL GOLF/SKI/SPA GIFTIX tickets, we believe that we have numerous product extension opportunities in the experiential gift business. For example, those brands and associations that market to avid lifestyles such as adventure travelers, sports enthusiasts, hobbyists and young adults and teens can provide access to these favored activities (such as fishing, diving, bowling, hunting, camping, equestrian, golf range practice, racing and mountain biking) with prepaid gift tickets provided via the retail platform and payment network. We intend to continue to test market various gift ticket programs to establish our brand and optimize our retail exposure. We are in the process of investigating the development of new products that capitalize on our technology platform, which offers prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues and is in the process of enabling magnetic tape payment technology, to provide a broader product line for national mass merchandise retail chain customers and participating corporate users.

         RECENT DEVELOPMENTS

          Our new branded retail platform includes one-year placement agreements with:


     o American Express - Our ski gift tickets have been featured in the American Express membership rewards circulars since October 2003, and our golf tickets became available for AMEX users in January 2004. To date, the program has generated in excess of $200,000 in shipped orders for its first four months.

     o Walgreens - A nationwide rollout is scheduled for the period between June 2004 and October 2004 to introduce our GIFTIX products in Walgreen's Gift Card Express Aisle. Retail prices for these products are expected to vary between $12.99 and $74.99.

     o GNC - Corporate-owned stores featuring the GIFTIX line of products seasonally is scheduled for test implementation in the Fall of 2004.


     o Costco - 300 club stores have scheduled a rollout of all GIFTIX products at the Costco in-store manned kiosk outlets.


     o Sam's Club - In November 2003, the UNIVERSAL GOLF TICKET(TM) was offered to consumers in 38 Sam's Club stores as a holiday gift. The retail offer included a free round of golf, Top Flite XL golf balls, and a one-year subscription to Golf Digest for $49.99. We realized 11 sales of this product per week per Sam's Club location during the holiday season.

     o InComm - Commencing in June 2004, InComm, a company that manages prepaid gift and stored value products space at large retail chains, will represent us to their existing retail partners including Kroger, Winn Dixie, Duane Reade, Rite Aid, Shaws and Giant Eagle.


     o IDT Corporation - Our relationship with the IDT prepaid phone cards includes activation services at Walgreens. In addition, we are exploring with IDT a broader relationship that would involve IDT's distribution representatives selling our products and placing them into storefronts nationwide.

          All of our placement agreements are essentially "sale on consignment" relationships, in that the retailer agrees to stock our tickets for up to one year at certain selected stores and to make payment to us only upon completion of retail sales.

          We anticipate that all of the above retailers will commence a retail rollout of our gift cards through the first nine months of 2004.

          We are also negotiating retail distribution agreements containing terms between six months and two years with other national chains, including Safeway and Simon Malls.

          OUR STRATEGIC GOALS


          Our principal strategic goals are to establish prepaid experience gift tickets as the next generation of gift cards, thereby increasing our revenues and profits. We intend to achieve this



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

objective in our core corporate and retail sales channels, both of which we support through common processing methods. We specifically intend to:

     o increase the number of corporations and related business clients subscribing to our products and services; and

     o build a nationwide retail brand presence through mass marketing, co-branding of our products through leading retail chains, and special marketing promotions.


We intend to utilize a national public relations firm to generate video news releases to educate consumers about our product and coordinate in-store and local or regional promotional event marketing. Our marketing efforts will primarily involve print media coverage and radio. In addition, we are planning in-store merchandising that will include product shelf materials such as message boards and handouts, and participation in in-store print flyers and newspaper inserts.


          We hope to implement our strategy based on the following internal and industry factors:

     o    we  believe  that  our  new  gift  ticket  applications  coupled  with
          Wildcard's proprietary encoding and processing systems and technologies represent an innovative marketing concept that turns "dollars into experiences;"

     o in contrast to typical dollar value gift cards limited to one store or retail chain, our gift tickets allow access to one of a number of competitive user venues;

     o we believe that our magnetic strip and software technology will enable venues that traditionally could not accept prepaid tickets to effect transactions on our GIFTIX cards without the cost of additional hardware and software at the point-of-sale;

     o over the past sixteen years we have maintained a corporate gift card business with nationwide venue coverage and earned an excellent reputation for our products and services with a number of large Fortune 1,000 companies that have been repeat customers for many years;


     o the launch of our retail gift ticket GIFTIX comes at a time when, as a result of new technology, the market for prepaid gift-card products is rapidly expanding. According to Card Management Magazine, a banking and credit card finance trade publication, by the end of 2003, it is expected that the pre-paid card and gift card business will generate over $100 billion in consumer payment volume, representing a 235% increase over 2002; and


     o increasing space in the shopper aisles for gift card products is a business strategy many retailers are following to increase the average amount their customers spend per store visit.

          THE INDUSTRY


          The November 17, 2003 issue of BUSINESS WEEK cites The Nilson Report, which predicts that the prepaid market will hit $71.5 billion by the end of 2003, an increase of 31% from the previous year. Introduced only about ten years ago, consumer prepaid gift cards are a growing phenomenon that is rapidly replacing traditional paper gift certificates. Visa indicated in a 2001 press release that the worldwide market for such gift cards could be as much as $174 billion. In addition, corporate prepaid gift cards represent a growing segment of the $44.1 billion premiums/promotions gift market segment.

          According to a November 2003 research survey conducted by ValueLink, the gift and spending card service of First Data Corp., twice as many American consumers purchased a gift card in 2003 as compared to 2002, and 45% of the adult population in the United States, or an estimated 97 million people, purchased a gift card in 2003 versus just 23% in a similar survey conducted by ValueLink in August 2002. Approximately 59% of the people surveyed by ValueLink reported purchasing and/or receiving a gift card in 2003, a 22% increase over 2002. The survey also found that consumers increased the number of cards they purchased to an average of 5.6 cards per year, a one card increase over 2002. Overall, consumers spent an average $197 on their purchased cards in 2002. Birthdays and Christmas holidays dominate the list of occasions and reasons people purchased or received prepaid gift cards. The ValueLink research data was weighted to reflect the U.S. population with a statistical significance at the 95% confidence level.


          Similarly, an article in the April 2001 edition of CARD MARKETING magazine reported that, based on a survey of 1,000 people in all nine U.S. Census Bureau Market Regions, 80% of Americans surveyed in March 2001 had heard of gift cards as compared with 15% surveyed in 2000. Approximately 45% of the surveyed population had actually used prepaid gift cards, up from 11% in 2000.


          According to the National Consumer Survey of Plastic Card Usage and Awareness, a study commissioned by Standard Register Co. of Dayton, Ohio:

     o Consumer card spending averaged $200 in 2000, an increase of $61 from the prior 12 months;


     o 75% of the consumers surveyed indicated that they went to the store to purchase a gift card; and

     o Card usage increases retail store traffic, in that 55% of consumers went to the store more than once to use the value stored on a gift card, and 61% of the people surveyed spent more at the store than the value of the card.

          WildCard Systems, Inc. has also benefited from these market trends. In March 2002, WildCard announced that its Wildcard Systems-powered gift card programs generated a 688% increase in the number of retail gift cards sold in the fourth quarter of 2001, as compared to the same period for the prior year. WildCard now processes over $2 billion annually in retail gift cards. The increase was generated primarily from the launch of four new retail gift card programs for Bank of America, Marriott Hotels, Simon Property Group and First National Bank of Omaha. The services provided by WildCard to their other clients is similar to the services provided to us in that our gift ticket will also ride the rail of existing merchants and bear product specifications such as expiration date. All of WildCard's other clients, however, provide stored value gift cards, whereas we are the only prepaid experience gift card partner with, or client of, WildCard whose gift card is not tied to a dollar value.

     KEY FINANCIAL CONSIDERATIONS

         GOING CONCERN QUALIFICATION


         Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As of December 31, 2003, we had an accumulated deficit of $2,435,894. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and bring our products to the retail market.


         TIMING OF REVENUES AND CASH FLOW.

         We customarily sell our gift tickets to corporate or business clients on terms that require full payment, either in advance or within thirty days of purchase. We recognize a portion of the transaction revenues at the time of sale, and the balance, together with the cost of the gift ticket, at the time the ticket is used or redeemed by the user at the golf course, ski resort or other venue. The portion of the selling price of our corporate gift tickets that we recognize as revenue at the time of sale is based upon the historical percentage of our one-year corporate gift tickets that expire unused by recipients (known in our business as "breakage").


         With respect to our new GIFTIX retail tickets, at the present time we are entitled to receive payment from DISCOVER/Novus only when the consumer redeems the ticket at the venue of use or when the card expires unused, which, in either case, can be as much as one-year from the time our card is sold at retail. In the absence of obtaining financing, this delay in payment would materially and adversely affect our future cash flow and liquidity. Although we believe that we will be able to obtain an institutional line of credit secured by our interest in sale proceeds retained in the Discover/Novus escrow account, to date, we have not received any firm proposals or commitments for such financing. Failure to obtain such financing will materially and adversely affect our ability to sell at the retail level.


     We recognize both revenues and costs of sales at the time of redemption. We recognize revenues on unredeemed retail tickets when the consumer's ability to use the ticket expires (usually after one year). Accordingly, as we attempt to develop our retail distribution model, a key element in measuring our potential success and profitability will be the number of GIFTIX retail tickets sold at the cash register of the retailer.

         RATE DIFFERENTIALS AND BREAKAGE

         There are two key variable in analyzing our existing and potential profit margins to be derived from both corporate and retail ticket sales - the "rate differential" and "breakage."

         "Rate differential" is the difference between the price we charge our customer and the price the venue charges us. For example, an up-scale public or semi-private golf club would ordinarily charge a higher price for 18 holes of golf than would a smaller public golf course. Since the price charged for a Universal Golf Ticket(TM) would customarily be uniform for a corporaTE sale ($56.00) or a proposed retail sale ($49.95), our potential profit margin will vary based upon where our tickets are actually redeemed.


         "Breakage" is the percentage of tickets sold that are never redeemed or used by the holder. If a ticket is never used, we have no "cost of goods sold" from the sale of such ticket, and, with the exception of commissions paid to retailers and processing costs, would realize the full profit from the sale as we have no redemption costs to pay to the golf course, ski resort or other venue.

         During the three months ended December 31, 2003, we experienced an average breakage of 28% and a gross profit margin of approximately 40%. In fiscal 2002 and 2003, our corporate business resulted in an average rate differential of 6.5% and 7.2%, respectively, and an average breakage of 29.4% and 38.8%, respectively. In both fiscal 2002 and 2003, the gross profit margin from our corporate business was approximately 34.8%.


         OUR PRODUCTS AND SERVICES

         We currently offer five product groups with a variety of lifestyle tickets options and are developing additional lifestyle branded products. Our product offerings consist of:


SNOW SPORTS

     Universal Ski & Snowboard Tickets(TM)          Useable at over 200 mountains in the U.S. and Canada
      and Giftix Ski Experience

GOLF PRODUCTS

     Universal Golf Tickets(TM)                     Useable at over 2,600 golf courses in all 50 states, the
     and Giftix Golf Experience                     Caribbean and Mexico

     Universal Golf Lesson Tickets(TM)              Useable at over 800 teaching professionals and
                                                    learning centers

     SwingPack(TM)(manufacturer co-brand)           Gift box with golf balls and tickets

     Nike Golf Learning Center Ticket               28 locations in 10 states

AMUSEMENT

     The Universally Accepted Amusement             Useable at 45 theme parks, including Universal
     Ticket(TM)                                     Studios and Busch Gardens

SPA GIFT TICKET

     Universal Spa Ticket(TM)                       April 2004 launch with over 1,100 locations
     and Giftix Spa Experience                      in 48 states



MOVIENITE TICKET

     Universal MovieNite Ticket                     Scheduled for launch in the Summer of 2004.
     and Giftix Movie Experience


We are currently resellers of paper movie gift tickets. We plan to terminate our non-binding reseller arrangement upon the launch of our own proprietary movie ticket in August 2004.


         COMPETITION

         In the past decade, stored value cards have made a significant impact in the marketplace thanks to the continued penetration of credit cards in traditional cash and check locations (i.e. gas stations, movie theatres, supermarkets, convenience stores and others). The first popular application of these stored value products were pre-paid telephone cards. The advent of debit cards and EFT (electronic funds transfer) products helped opened the possibilities of stored value products at proprietary store point-of-sale terminals.

         Many retailers began creating stored value products as proprietary card programs through their merchant processors. First Data Systems, the nation's largest card processor, was the first to pioneer this effort. Successful examples include the Blockbuster Video Gift Card and the Home Depot Gift Card product.

         According to 2002 transaction volumes listed in Card Management Magazine, the top five stored value cards in the marketplace are:

         Blockbuster  Video, $430 million;
         The Home Dept, $380 million;
         Barnes and Noble,  $320 million;
         Staples,  $307  million;  and
         Best Buy, $280 million.


         In 2003, new stored value products from Starbucks and MTV have opened new channels of opportunity and distribution for these products.


         In the past five years, store value cards have proliferated with the magnetic strip capability provided by MasterCard and Visa to its member banks. In particular, Bank of America has introduced a Visa stored-value card possessing incremental dollar amounts of between $10 to $100 that have become popular in large retail distribution channels such as supermarkets, convenient stores and drug store chains. The front card face can also feature a Happy Birthday, Congratulations, Happy Anniversary, or other "best wishes" themes. Under MasterCard and Visa rules, stored value cards registering the Bank Card Association marks on the card face require that they be universally accepted at the millions of MasterCard and Visa merchant locations worldwide.

         As stored value cards continue to become popular financial payment vehicles in the marketplace, paper gift certificates still represents nearly 75% of all pre-paid transactions made in the US. Although we believe that prepaid gift cards will continue to make substantial inroads, paper gift certificates remain popular among large movie theatre chains, catalogers, music retailers, and large department store chains, as well as pre-paid vouchers with large hotel, restaurant and travel agency chains. The most popular gift certificate distributors are 1-800-Gift-Certificate and www.giftcertificate.com.

         As shown above, the issuers of stored value cards can be divided into two categories: large brand companies (such as Blockbuster) and large banks (such as Bank of America). Although all of the above producers of stored valued cards and paper gift certificates have substantially greater infrastructure and financial resources than our company, we believe that we are uniquely positioned in the gift card market because we are a hybrid of the two types of issuers. Our gift cards are not limited to a store or a chain of stores (as is the case with the gift cards issued by large brand companies) nor can it be used in the universe of venues where a bank-issued card can be used. Instead our gift card can be used nationwide at any of our participating venues, allowing independent venues to be part of a select universal prepaid gift platform. Furthermore, we uniquely provide a prepaid experience that is not tied to a dollar value; no other gift card issuer provides a prepaid experience that is not tied to a dollar value. Since we have no direct competitors, we compete with the issuers of stored value cards and paper gift certificates for market share of prepaid gift card purchases at the retail level.


         INTELLECTUAL PROPERTY


         In conjunction with WildCard Systems, we believe we have developed a business model and proprietary technology that uniquely identifies and segments merchants and specific lifestyle experiences. Unlike traditional gift cards that are limited to a specified dollar purchase at one store or retail chain, our branded tickets permit users to enjoy a specific one-time experience (such as golf, skiing or going to a spa) at numerous locations or venues applicable to that experience. Based on information provided by Discover/Novus, we believe we are currently the only issuer on the Discover/Novus credit system able to offer prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated and competitive venues.

         We currently rely on trademarks and confidentiality agreements to protect our brands and logos and our proprietary information, know-how and trade secrets. Our employees are required to enter into agreements providing for confidentiality, the assignment of rights to inventions made by them while employed by us, as well as for non-competition and non-solicitation during their employment term and one year thereafter. Our employees may not comply with the terms of these agreements. Furthermore, our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties.


         Our future success may significantly depend upon the level of patent protection obtained by Wildcard Systems for their proprietary encoding and card processing system, and may also depend, in part, on our ability to obtain patent protection for our gift ticket applications.

         OUR RELATIONSHIP WITH WILDCARD SYSTEMS AND DISCOVER FINANCIAL SERVICES

         WildCard  Systems,  Inc.  is a  technology  leader in  magnetic  strip, host-based, stored-value cards used for electronic payment products and services. WildCard is certified by MasterCard, Visa and DISCOVER/Novus as an endpoint on their networks and is authorized to issue cards bearing Visa,
MasterCard, DISCOVER/Novus, Cirrus and other payment marks. WildCard has developed a secure platform that supports client-configurable program management, cardholder account management, cash distribution and other essential services to banks and its business partners.

         We selected WildCard as our technology and transaction processing partner for the retail rollout of our tickets platform for a variety of reasons, the most important being WildCard's commitment to build our proprietary technology and software. WildCard has allocated resources for its proprietary technology and infrastructure costs to launch our new line of retail gift cards. Furthermore, as a result of our relationship with WildCard, we have been authorized as an official issuer for Discover Financial Services as of January 2004. DISCOVER/Novus has also allocated meaningful co-marketing resources and monies toward the launch efforts and venue relations management.

         Other prepaid credit or gift cards for one-time use are limited in that the amount charged on the ticket by the user must correspond to the credited amount prepaid on the card. In contrast, the WildCard/Utix proprietary software, processing and magnetic strip will enable the retailer selling our UNIVERSAL TICKETS TM to activate the ticket by swiping it though a standard credit card reader and simultaneously permit all of the nationwide venues (golf course or ski resort) in our program charging a variety of list prices for their green's fees, lift tickets and other charges, to reswipe the ticket when it is presented by the consumer and receive immediate payment and credit under the DISCOVER/Novus payment network. We have established a joint account with WildCard under which the retailer (Walgreen's, Costco, etc.), upon selling one of our tickets to consumers, will remit the agreed upon payment to us within seven to ten days from the date of sale - for example, in the case of Walgreens, $42.50, or approximately 85% of the $49.99 suggested retail price for UNIVERSAL TICKETS sold to a consumer. At such time as the ticket is redeemed by the user at the designated venue, the DISCOVER/NOVUS payment system remits payment electronically to the venue within 24 hours from the date of redemption. These financial and technology partnerships make our tickets scalable in a dramatic fashion for the first time in our history.

         In April 2003, we entered into a development agreement with WildCard for the specification and establishment of our UNIVERSAL GOLF TICKET TM retail program. We also entered into a separate services agreement under which WildCard will exclusively manage the processing of transactions over the DISCOVER/Novus network and co-manage collections. Pursuant to the services agreement, we must maintain sufficient funds in an account maintained by Wildcard to fund cards issued by us. The services agreement may be terminated by either party in the event that a party materially breaches the agreement; provided that notice is given of the breach and the breach has not been cured or a cure has not been commenced within thirty days after receipt of the notice of breach. Wildcard may terminate the services agreement immediately by written notice if, among other things, we do not pay the fees and expenses due to Wildcard, we fail to fund the account maintained by Wildcard to fund the issuance of cards by us, or bankruptcy proceedings are commenced by or against us.

         Under the terms of our agreements, WildCard manages the production and manufacturing of our retail gift tickets. WildCard's services include ticket manufacturing; customer service, interactive voice recognition, live agent requirements (14 hours per day, 7 days per week), the fulfillment of DISCOVER/Novus customer service requirements, and ticket holder services; and the tracking of expiration dates, ticket quantities, ticket purchases online for ticket value add-ons, and return/exchange information. We receive preferential pricing through a discount of approximately 15% on the cost of production and delivery of the tickets. Our agreements provide that WildCard receives designated percentages ranging from 70% to 100% of the activation, reporting, redemption and customer services costs attributable to each card transaction on the DISCOVER/Novus network. These percentages reflect our payment of WildCard's standard processing fees for the activation, reporting, redemption and customer services, which range from a total of $.50 to $1.50 per ticket depending on the nature of the transaction. We also share with WildCard 10% of all breakage profits we receive. For example, if our breakage is 28% on a gift ticket, we pay 10% of that 28% to WildCard.

         We are now in development with WildCard Systems to focus on expanding our product offerings and sales distribution channels dramatically in 2004 and 2005. In our working partnership with DISCOVER/Novus and WildCard Systems, DISCOVER/Novus provides a flexible payment rail at the merchant level, WildCard Systems provides product coding, digital functionality, processing and services, and we provide proprietary product development, database system tracking, customer and venue relations, and sales and marketing distribution. As part of our arrangement with DISCOVER/Novus, we pay to DISCOVER/Novus a license fee of $.135 per ticket for use of the DISCOVER logo and a redemption charge of $.055 per redeemed ticket.


         OPERATIONS


         As of the date of this statement, we employed 14 persons, 12 full-time and 2 part-time, including our executive officers. None of our employees is represented by a labor union. All key employees have signed confidentiality and noncompete agreements. Our sales and operations staff consists of five full-time sales executives, two business development managers and approximately thirty broker and agency relationships. There is a dedicated customer service and sales support staff of four full-time staff members. We intend to begin adding both outsource capabilities and in-house staff with the anticipated growth in our mass distribution channels.

         We presently outsource the production of our primary corporate product, consisting of plastic ticket cards, directories, balls and packaging components. Although we have arrangements with specified vendors, there are other vendors that can provide the same services at competitive prices. We have made arrangements with Quality Packaging Specialists, Inc., a production and fulfillment company located in Burlington Township, New Jersey, to assemble our retail magnetic strip tickets, retail packaging and ticket directories and ship them to our retail customers. We have not entered into any written agreement with Quality Packaging Specialists, Inc. and order the assembly and shipping of our products on an as-needed, per unit basis. WildCard Systems oversees the ticket manufacturing. InWallet Printing Company produces the ticket directories and Mansir Holden prints and produces the cardboard packaging. We have not entered into any written agreements with InWallet Printing Company or Mansir Holden, and order directories and cardboard packaging through standard quote and purchase order arrangements on an as-needed, per unit basis. As a result of this outsourcing strategy, to date we have been able to keep our in-house costs low. Order processing, tracking, fulfillment and customization is completed in-house and managed by a single manager. We have contracted with qualified and approved vendors to outsource production, packaging and fulfillment of our retail magnetic strip tickets for the launch into retail channels. We are currently scheduled to ship over 400,000 ticket packages to various distribution centers and retailer locations over the next six to twelve months. However, our ability to meet this shipment schedule will depend upon our ability to obtain additional financing.

         RISK FACTORS

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.


         WE INCURRED HISTORICAL LOSSES AND HAVE A WORKING CAPITAL DEFICIT AND AN ACCUMULATED STOCKHOLDERS' DEFICIT. AS A RESULT, WE MAY NOT BE ABLE TO GENERATE PROFITS, SUPPORT OUR OPERATIONS, OR ESTABLISH A RETURN ON INVESTED CAPITAL.

         We incurred losses in fiscal 2002 and 2003 of $403,490 and $ 1,095,907, respectively. We also incurred losses in the first quarter of fiscal 2004 of $720,982. As of September 30, 2003, we had a working capital deficit of $1,355,887 and a total stockholders' deficit of $1,685,206. As of December 31, 2003, we had a working capital deficit of $1,762,196 and a total stockholders' deficit of $2,141,738. In addition, we expect to increase our infrastructure and fixed operating expenses to fund our anticipated growth. As a result, we may not be able to generate profits in 2004 or thereafter and may not be able to support our operations, or otherwise establish a return on invested capital. We cannot assure you that any of our business strategies will be successful or that significant revenues or profitability will ever be achieved or, if they are achieved, that they can be consistently sustained or increased on a quarterly or annual basis.


         WE REQUIRE SIGNIFICANT ADDITIONAL FINANCING, FAILING WHICH THERE IS A HIGH RISK THAT WE MAY HAVE TO CURTAIL OUR RETAIL BUSINESS.


         Our ability to meet our existing orders and effect timely delivery of tickets to retail chains that have entered into placement agreements with us will depend directly upon our ability to raise a minimum of approximately $4.0 million to $6.0 million of debt or equity financing over the next six to twelve months. We project that we will need $2.4 million in fiscal 2004 and $2.5 million in fiscal 2005 to fund operations, complete projects and fund future cash requirements related to the expansion of our business. Furthermore, we will incur substantially all of the expenses related to the production and marketing of our retail gift tickets before we realize cash from such transaction, which may be as much as one year from the point of sale, because our current arrangement with our credit card processor, DISCOVER/Novus, requires consumer payments to be maintained in escrow pending use or redemption of our cards at the venue of use and payment by DISCOVER/Novus to the venue. Although we are actively seeking such financing, if it is not available or obtainable, our investors may lose a substantial portion or all of their investment and our business may fail. We cannot assure you that we will be able to obtain the required financing on a timely basis, or if obtainable that the terms will not materially dilute the equity of our current stockholders. If we are unable to obtain financing on a timely basis, we may have to significantly curtail our retail initiatives which would materially and adversely affect our business and future prospects. We may have to abandon our efforts to penetrate the retail market, lay off approximately two-thirds of our staff and continue our corporate business on a manual basis.

         THERE IS A SIGNIFICANT GAP BETWEEN COMPLETING GIFT TICKET RETAIL SALES AND OUR RECEIPT OF CASH, WHICH IN THE ABSENCE OF FINANCING WILL MATERIALLY AND ADVERSELY AFFECT OUR FUTURE CASH FLOW AND LIQUIDITY.

         Although we are entitled to receive payment for our retail gift cards when purchased by the consumer at the point of sale, under our current arrangements with our credit card processor, DISCOVER/Novus, consumer payments are maintained in escrow pending use or redemption of our cards at the golf course, ski resort or other venue of use, and payment by DISCOVER/Novus to the venue. As a result, we currently expect to receive cash payment from our credit card processor only when the user redeems our GIFTIX gift tickets at the venue or the ticket expires unused. Since our tickets may be used for up to one year from the time they are purchased by the consumer at the retail point of sale, we will incur substantially all of the expenses related to the production and marketing of such tickets before we realize cash from such transaction, which may be as much as one year from the point of sale. In the absence of obtaining financing, this would materially and adversely affect our future cash flow and liquidity and our ability to sell at the retail level.

         OUR AUDITORS HAVE EXPRESSED THE VIEW THAT OUR NEGATIVE WORKING CAPITAL, NEGATIVE STOCKHOLDERS' EQUITY AND RECURRING LOSSES FROM OPERATIONS RAISE SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

         Our auditors have included an explanatory paragraph in their report for the years ended September 30, 2003 and 2002 indicating there is substantial doubt regarding our ability to continue as a going concern. The financial statements included elsewhere in this registration statement do not include any adjustments to asset values or recorded liability amounts that might be necessary in the event we are unable to continue as a going concern. If we are in fact unable to continue as a going concern, you may lose your entire investment in our common stock.

         WE RELY  HEAVILY  ON OUR  MANAGEMENT,  THE LOSS OF WHICH  COULD  HAVE A
MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

         Our future success is dependent on having capable seasoned executives with the necessary business knowledge and relationships to execute our business plan. Accordingly, the services of our management and our board of directors are deemed essential to maintaining the continuity of our operations. If we were to lose their services, our business could be materially adversely affected. Our performance will also depend on our ability to find, hire, train, motivate and retain other executive officers and key employees.

         We must continually implement and improve our products and/or services, operations, operating procedures and quality controls on a timely basis, as well as expand, train, motivate and manage our work force in order to accommodate anticipated growth and compete effectively in our market segment. Successful implementation of our strategy also requires that we establish and manage a competent, dedicated work force and employ additional key employees in corporate management, client service and sales. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our existing and future operations. Any failure to implement and improve such operations could have a material, adverse effect on our business, operating results and financial condition.

         OUR PRODUCTS HAVE NOT PREVIOUSLY SOLD ON THE RETAIL LEVEL AND CONSUMERS MAY NOT DESIRE TO PURCHASE OUR GIFT TICKETS FROM THE STORES WITH WHICH WE HAVE CONTRACTED. IN SUCH EVENT, OUR RETAIL BUSINESS MAY FAIL TO DEVELOP.


         Achieving market acceptance for our proposed retail products will require substantial marketing efforts and expenditure of significant funds to educate the public, mass merchandise retailers and venues providing golf, skiing and other entertainment or leisure services about the distinctive characteristics and anticipated benefits of our products and technologies. In our retail business, we are not entitled to receive payment when a retailer orders our products, but only when the products are purchased by a customer at the point of sale (known as "sell through"). Thus, even if a store takes on our gift tickets, we cannot assure you that we will achieve substantial revenues. Even if our cards "sell through", we cannot assure you that customers will be happy with our service and will become repeat customers. In such event, our retail business may fail to develop.


         WE MAY BE UNABLE TO DEVELOP AND IMPLEMENT A COMMERCIALLY SUCCESSFUL RETAIL MARKETING ROLLOUT, IN WHICH EVENT WE WILL NOT BE ABLE TO ESTABLISH AND EXPAND OUR RETAIL BUSINESS.

         Our projected growth and business success depends in large measure upon public acceptance and demand for our retail gift tickets. In the event that consumer demand during our 2004 and 2005 rollout is less than anticipated, our mass retailers may elect to pull our products off of the shelves, in which event our business and growth would be materially and adversely affected. Current economic conditions or other factors beyond our control may adversely impact our plans and business. If we fail to achieve adequate sales, we will not be able to establish and expand our retail business.

         THE TIMING OF OUR RETAIL PRODUCT ROLLOUTS IS UNCERTAIN, WHICH MAY DELAY OUR PROJECTED REVENUE.


         Our projected 2004 retail rollouts for our golf, ski and spa gift tickets are subject to unanticipated delays, expenses or technical or other problems, including the possibility of insufficient financing to enable us to complete the purchase of necessary inventories. Our success may depend upon the timely introduction of our products into the retail mass merchandising marketplace. If we are unable to effect adequate delivery of our ticket products, our projected revenue may be delayed. Additionally, our inability to meet our promised rollout target dates, such as Fathers' Day and the winter holiday season, could cause the retailers with whom we have contracts to terminate such arrangements or refuse to offer our products in future years.


         WE ARE HIGHLY DEPENDENT ON OUR RELATIONSHIP WITH WILDCARD SYSTEMS FOR THE PROCESSING OF OUR RETAIL SALES. OUR RETAIL BUSINESS COULD FAIL IF WILDCARD FAILS TO ADEQUATELY PERFORM OR TERMINATES OUR AGREEMENTS WITH THEM.

         Our ability to generate revenue from the retail sales of our products will largely depend upon the level of performance by WildCard Systems, Inc. in connection with the production and fulfillment of our retail gift tickets. Under the terms of our existing agreements, WildCard manages and is responsible for the technical and financial implementation of transactions over the DISCOVER/Novus payment network, as well as all customer service, card tracking, online purchasing and managing payments to third party vendors. In the event that WildCard should, for any reason, fail to adequately perform under such agreements, or terminates our agreements, our retail business could fail.


         WE FACE INTENSE COMPETITION FROM OTHERS SEEKING TO MARKET PREPAID GIFT CARDS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS INITIATIVES.


         We face intense competition in the market for stored value or prepaid gift cards from national retail chains, such as Blockbuster Video and Home Depot, that have created their own proprietary card programs, as well as from magnetic strip stored value cards provided by MasterCard and Visa to certain of its member banks. In addition, we face competition from paper gift certificate producers. Many of our competitors are national businesses and financial institutions with vastly greater infrastructure and capital resources than we possess. If one of such competitors were able to produce prepaid magnetic strip gift cards that possessed the flexibility of our contemplated retail GIFTIX program, our business initiatives could be materially and adversely affected.


         THE TECHNOLOGY DRIVING OUR RETAIL TICKET PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD LEAD TO CUSTOMER DISSATISFACTION AND FAILURE OF OUR RETAIL BUSINESS.


         We largely depend upon the technology and software platform developed by WildCard Systems, Inc. operating on the DISCOVER/Novus network. Accordingly, if, for any reason, this technology fails or is not readily adaptable to our Universal Ticket gift tickets, both users and venues offering golf, skiing and other lifestyle services may become dissatisfied and discontinue their use or sponsorship of such products. In that event, our retail business may fail.


         WE ARE DEPENDENT UPON WILDCARD SYSTEM'S PATENT PROTECTION AND MAY NOT BE SUCCESSFUL IN OUR OWN PROPOSED APPLICATION FOR PATENT PROTECTION, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.


         Our future success depends in large measure on the strength of Wildcard System's patent protection for its process and magnetic strip technology, and may also depend in part on our ability to obtain patent protection for our gift ticket applications. Although we are in the process of filing for patent protection in connection with our gift ticket applications, we cannot assure you that:

          o    the patent applied for will be reviewed in a timely manner;

          o    any patent  will be issued or that any patent  issued will afford
               meaningful    protection   against   competitors   with   similar
               technology;

          o    the patent issued will not be challenged by third parties;

          o others will not independently develop similar technologies, duplicate our technologies or design around our technologies whether or not patented;

          o    we  will  have   sufficient   resources   to  maintain  a  patent
               infringement lawsuit should anyone be found or believed to be infringing our patent, or

          o the technology ultimately used by us will be covered in any patent issued from our pending patent application or other patent applications which we may file.

Even if a patent is issued, we cannot be assured that it will provide our proprietary information adequate protection.


         Furthermore, we cannot assure you that certain aspects of our technology will not be challenged by the holders of patents or that we will not be required to license or otherwise acquire from third parties the right to use additional technology. The failure to overcome such challenges or obtain such licenses or rights on acceptable terms could have a material adverse effect on our business.

         OUR   CONFIDENTIALITY   AGREEMENTS  MAY  NOT  ADEQUATELY   PROTECT  OUR
PROPRIETARY INFORMATION, THE DISCLOSURE OF WHICH WOULD DECREASE OUR COMPETITIVE EDGE.


         We currently have no patent protection for any of our products, and rely on trademarks and confidentiality agreements to protect our names and logos and our proprietary information, know-how and trade secrets. Our competitors may either independently develop the same or similar information or obtain access to our proprietary information. In addition, we may not prevail if we assert challenges to intellectual property rights against third parties. In this regard, our employees are required to enter into agreements providing for confidentiality, the assignment of rights to inventions made by them while employed by us, as well as for non-competition and non-solicitation during their employment term and one year thereafter. Our employees may not comply with the terms of these agreements.

         NO MARKET PRESENTLY EXISTS FOR OUR SECURITIES AND WE CANNOT ASSURE YOU THAT SUCH A MARKET WILL EVER DEVELOP.


         There is currently no trading market for our securities quoted on the over-the-counter pink sheet market. Consequently, holders of shares of our common stock may not be able to trade in our shares or otherwise liquidate their investment in us in the event of an emergency or at any time, and such shares of common stock will not be readily acceptable as collateral for loans. We cannot assure you when and if a trading market in our shares will be established, or whether such market, if established, will be sufficiently liquid to enable holders of shares of our common stock to liquidate their investment in us.


         IF OUR SHARES OF COMMON STOCK ARE ACTIVELY TRADED ON A PUBLIC MARKET, THEY WILL IN ALL LIKELIHOOD BE PENNY STOCKS.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market or exercise price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.


         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for securities that become subject to the penny stock rules. Since our securities are highly likely to be subject to the penny stock rules, should a public market ever develop, any market for our shares of common stock may be illiquid, limiting the ability of broker-dealers to sell the securities and the ability of shareholders to sell their shares in the secondary market. There is no assurance that trading in our shares, if developed, will not continue to be subject to these or other regulations that adversely affect the market for our shares.

         A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK ARE ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS AND WARRANTS AND UPON CONVERSION OF OUTSTANDING CONVERTIBLE SECURITIES, WHICH WILL DILUTE THE PERCENTAGE OWNERSHIP EQUITY OF HOLDERS OF SHARES OF COMMON STOCK.

         As of January 31, 2004, we have issued and outstanding a total of 17,343,391 shares of our common stock. In addition, an aggregate of another 5,259,401 shares of common stock are subject to issuance upon exercise of outstanding stock options and warrants and upon conversion of certain convertible securities at exercise or conversion prices ranging from $0.001 to $0.5166 per share. The issuance of these additional shares of common stock upon exercise or conversion of such outstanding options, warrants and convertible securities will dilute the percentage ownership equity of holders of shares of common stock.

         WE HAVE THE RIGHT TO ISSUE UP TO 10,000,000 SHARES OF "BLANK CHECK" PREFERRED STOCK, WHICH MAY ADVERSELY AFFECT THE VOTING POWER OF THE HOLDERS OF OTHER OF OUR SECURITIES AND MAY DETER HOSTILE TAKEOVERS OR DELAY CHANGES IN MANAGEMENT CONTROL.

         We may issue up to 10,000,000 shares of our preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time. To date, we have not issued any shares of preferred stock. Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock. Issuances of additional shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.



ITEM 2.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto. Our fiscal year ends on September 30, and each of our fiscal quarters ends on the final day of each December, March and June. The following discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

         All of our business activities are conducted through our subsidiary Corporate Sports Incentives, Inc., as reflected in our consolidated financial information.


         Our independent auditors have expressed in their audit opinion dated February 12, 2004 that there is substantial doubt that we can continue as a going concern unless we raise additional capital and bring our products to the retail market.

         THREE MONTHS ENDED DECEMBER 31, 2003 COMPARED WITH THE THREE MONTHS ENDED DECEMBER 31, 2002.

         Our loss for the three months ended December 31, 2003 was $720,982. This compares to a loss of $267,732 for the three months ended December 31, 2002, an increase of $453,250, or 269%. The increase in the loss and the losses incurred in the three months ended December 31, 2003 and 2002 essentially reflect expenditures related to building infrastructure, product development and the share exchange with the security holders of Corporate Sports. We expect losses due to the development of our retail product to continue in fiscal 2004 until we significantly penetrate the retail market and begin to recognize revenues, which we don't anticipate recognizing until fiscal 2005 and 2006 due to the delayed revenue recognition of our retail products.

         Net revenues for the three months ended December 31, 2003 were $422,524 from gift ticket sales. This compares to $355,354 in revenues for the three months ended December 31, 2002, which represents an increase of $67,170, or 19%. We anticipate that revenues from our corporate business will continue to grow, reaching approximately $3.2 million in fiscal 2004 as a result of new products and improved technology that have enabled us to achieve significant growth in our corporate business. We believe that our revenue projections are in line with industry statistics, which predict that the prepaid card market will reach $71.5 billion by the end of 2003 and increase to $349 billion in 2007 (Business Week, November 17, 2003). We cannot assure you that we will achieve all or any meaningful portion of our projected revenue growth. The likelihood of our realizing our business plan will not be measurable until the end of fiscal 2005 when we will be able to quantify the extent of "sell throughs," or retail sales, on our prepaid gift tickets being marketed at retail chains.

         Total operating expenses for the three months ended December 31, 2003 were $857,828 as compared to $405,282 for the three months ended December 31, 2002. The total increase in operating expenses was $452,546 and the most significant differences when comparing the three months ended December 31, 2003 with the three months ended December 31, 2002 were due to the share exchange with the security holders of Corporate Sports, additional staffing, consulting, marketing development, and transaction costs related to bringing our products to the consumer market. We anticipate the operating expenses to continue to increase in fiscal 2004 due to marketing expenditures, increased selling activity, and additional support and administration staff to support the growth of our corporate business and the development and launch of our retail product.


          YEAR ENDED SEPTEMBER 30, 2003 COMPARED WITH THE YEAR ENDED SEPTEMBER 30, 2002


         Our loss for the year ended September 30, 2003 was $1,095,907. This compares to a loss of $403,490 for the year ended September 30, 2002, an increase of $692,417 or 172%. The increase in the loss and the losses incurred in fiscal 2003 and 2002 essentially reflect expenditures related to building infrastructure and other efforts to bring our products to the consumer market. We expect losses due to the development of our retail product to continue in fiscal 2004 until we significantly penetrate the retail market and begin to recognize revenues, which we don't anticipate recognizing until fiscal 2005 and 2006 due to the delayed revenue recognition of our retail products.

         Net revenues for the year ended September 30, 2003 were $2,311,786 from gift ticket sales. This compares to $2,278,148 in revenues for the year ended September 30, 2002. We anticipate that revenues from our corporate business will increase to approximately $3.2 million in fiscal 2004 (an increase of approximately 40% as compared to fiscal 2003) and to $5.8 million in fiscal 2005 (an increase of an additional 50% as compared to our projected revenues for fiscal 2004) as a result of new products and improved technology that have enabled us to achieve significant growth in our corporate business. If we achieve penetration into the retail market in fiscal 2005 as planned, we anticipate that our sales will reach $16 million from retail sales based on our business plan to penetrate over 2,500 retail locations in fiscal 2005, the revenue from which will not be recognized until fiscal 2006 due to the deferred recognition of revenue from retail sales. We believe that our revenue projections are in line with industry statistics, which predict that the prepaid card market will reach $71.5 billion by the end of 2003 and increase to $349 billion in 2007 (Business Week, November 17, 2003). We cannot assure you that we will achieve all or any meaningful portion of our projected revenue growth. The likelihood of our realizing our business plan will not be measurable until the end of fiscal 2005 when we will be able to quantify the extent of "sell throughs", or retail sales, on our prepaid gift tickets being marketed at retail chains.

         Total operating expenses for the year ended September 30, 2003 were $1,860,987 as compared to $1,195,879 for the year ended September 30, 2002. The total increase in operating expenses was $665,108 and the most significant differences when comparing the year ended September 30, 2003 with the year ended September 30, 2002 were due to additional staffing, consulting, marketing development, and transaction costs related to bringing our products to the consumer market. We anticipate a continued increase in operating expenses in fiscal 2004 and fiscal 2005 attributable to marketing expenditures, increased selling activity, and additional support and administration staff to support the growth of our corporate business and the development and launch of our retail product.


         GOING CONCERN


         We have suffered recurring losses from operations, have a net working capital deficiency and a net stockholders' deficit, all of which raise substantial doubt about our ability to continue as a going concern. We have undertaken a number of initiatives to address these issues, and have raised approximately $1,250,000 in aggregate proceeds in the form of notes payable since September 30, 2003. Additionally, we have revised the terms of our notes payable prior to September 30, 2003 to extend the maturity dates. We have also commenced discussions to raise equity capital with the intention of repaying our notes and meeting our ongoing working capital requirements throughout 2004 and 2005. We are in the process of expanding our product sales into the retail distribution channel. In addition to our current golf, ski resort and spa prepaid tickets, we intend to capitalize on our enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.


         Based upon these factors, among others, our independent auditors have expressed the opinion that there is substantial doubt that we can continue as a going concern unless we raise additional capital and bring our products to the retail market.

         THE SHARE EXCHANGE


         On November 13, 2003, the security holders of Corporate Sports Incentives, Inc. consummated the transactions contemplated by a share exchange agreement (the "Share Exchange Agreement"), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) ("Utix"), Corporate Sports, Joel Pensley, as the principal shareholder of Utix, and the stockholders of Corporate Sports. The parties to the Share Exchange Agreement relied on the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Mr. Pensley was the former president of Utix and, at the time of the exchange, was the owner of 4,395,000 shares or 82.1% of the outstanding capital stock of Utix. As a result of the exchange, Corporate Sports became our wholly owned subsidiary. The former security holders of Corporate Sports received an aggregate of 13,500,000 shares of common stock and derivative securities excercisable or convertible into shares of common stock of Utix, which constitute 71.6% of the ownership interest in Utix on a fully-diluted basis, in exchange for an aggregate of
139.33 shares of common stock and derivative securities excercisable or convertible into shares of common stock of Corporate Sports.


         Under the terms of the Share Exchange Agreement:


            o the 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.82673 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants and options (collectively, "Share Equivalents") were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix;


            o the board of directors of Corporate Sports became the board of directors of Utix;


            o Joel Pensley transferred to the Rubin Family Irrevocable Stock Trust (the "Rubin Trust") and Nexgen Holdings Corp. ("Nexgen"), of which Guy Cohen is the President and sole shareholder, in equal amounts, a total of 3,750,000 shares of Utix common stock, or 85.3% of the shares then owned by Mr. Pensley. The Rubin Trust and Nexgen subsequently transferred 100,000 of such shares, in equal amounts, to affiliates of Capital Access Group, LLC. As of January 31, 2004, the Rubin Trust beneficially owns approximately 11.5% of the outstanding common stock of Utix. Nexgen, which beneficially owned approximately 10.8% of the outstanding common stock of Utix, entered into an agreement to transfer all of its interest in Utix to Mr. Pensley in March 2004;


            o Utix adopted the 2003 Stock Option Plan;

            o Robert M. Rubin (the settlor of the Rubin Trust) committed to provide not less than $300,000 of financing of 7% Utix bridge notes;

            o The Rubin Trust and the former stockholders of Corporate Sports agreed not to sell any of their Utix shares for a minimum of one year; and

            o The Rubin Trust agreed to vote its shares of Utix common stock in such manner as our board of directors shall determine in appointing nominees to the board of directors.

         LIQUIDITY AND CAPITAL RESOURCES


         Since our inception, our capital resources have been limited. We have had to rely upon the sale of debt securities for cash required for product purchase purposes, for expansion of our business into the retail market, and to fund our day-to-day operating needs. If we do not generate substantial revenues in the near future we will have to rely upon sales of debt and equity securities to raise capital. Our ability to meet our existing orders and effect timely delivery of tickets to the retail chains that have entered into placement agreements with us will depend directly upon our ability to raise a minimum of approximately $4.0 million to $6.0 million of debt or equity financing over the next six to twelve months. We project that we will need to raise $2.4 million in fiscal 2004 and $2.5 million in fiscal 2005 to fund operations, complete projects and fund future cash requirements related to the expansion of our business. Furthermore, we will incur substantially all of the expenses related to the production and marketing of our retail gift tickets before we realize cash from such transactions. The delay on cash realization may be as much as one year from the point of sale, because our current arrangement with our credit card processor, DISCOVER/Novus, requires consumer payments to be maintained in escrow pending use or redemption of our cards at the venue of use and payment by DISCOVER/Novus to the venue.

         Although we are actively seeking to relieve our cash flow deficits through a line of credit secured by escrowed funds and equity type financing, if it is not available or obtainable, our investors may lose a substantial portion or all of their investment and our business may fail. We may have to abandon our efforts to penetrate the retail market, lay off approximately two-thirds of our staff and continue our corporate business on a manual basis. We cannot assure you that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us.

         Between March 2003 and November 2003, Utix and Corporate Sports borrowed an aggregate of $1,295,000 from its executive officers, directors, principal stockholders and other third parties. In connection with such borrowings, we issued to the lenders our 7% notes due November 13, 2004 and warrants entitling such persons to purchase an aggregate of 825,000 shares of our common stock at an exercise price of $0.001 per share. The notes contain provisions regarding mandatory prepayment if an equity financing of at least $1.5 million is completed, and requires the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person.


         As part of our fund raising efforts, in February 2004 we borrowed an additional $350,000 from three persons, including certain one of our principal stockholders. Such loans are also evidenced by our 7% notes due and payable on November 30, 2004. The notes have a provision regarding mandatory prepayment if we receive net proceeds in excess of $3,000,000 from any debt or equity financing completed prior to November 30, 2004, and requires the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person. We also issued to the lenders five year warrants entitling them to purchase 350,000 shares of our common stock at an exercise price of $0.10 per share. We have the right to repurchase such warrants for $.01 each on 30 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:


            o Our common stock trades on the NASD over-the-counter bulletin board or another national securities exchange;

            o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption, shall equal or exceed $0.30 per share; and

            o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements.


         Furthermore, in April 2004 we issued secured subordinated notes for an aggregate amount of $300,000 to five persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. The notes have a provision that requires the prior written consent of at least a majority of the lenders before we can
(1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person.

         As of December 31, 2003 we had cash, cash equivalents and certificates of deposits of $381,199 as compared to $145,476 as of September 30, 2003. Working capital deficiency at December 31, 2003 was $1,762,196 as compared to a working capital deficiency of $1,355,887 at September 30, 2003. The working capital deficiency was primarily attributable to the legal, accounting and other costs associated with the share exchange with the security holders of Corporate Sports, the building of infrastructure consisting of database systems upgrades, computer hardware and IT integration, and the development of the retail package. In the three months ended December 31, 2003, we received $50,000 from the issuance of convertible loans and $590,000 from bridge loans for a total of $640,000. We primarily used the funds as follows: staffing cost, marketing development, and transaction costs to bring products to the consumer market.
Accounts payable and accrued liabilities increased $39,939. Cash inflows exceeded cash outflows during the period and increased cash on hand by $235,723 during the three months ended December 31, 2003, leaving a cash balance at December 31, 2003 of $381,199.

         As of December 31, 2002 we had cash, cash equivalents and certificates of deposits of $6,376 as compared to $402,601 as of September 30, 2002. The $68,786 decrease in cash on hand during the three month period was primarily the result of proceeds from certificates of deposit and redemptions and sales of marketable securities of $101,969 offset by cash used in operating activities of $170,647.

         As of September 30, 2003 we had cash, cash equivalents and certificates of deposit of $145,476 as compared to $402,601 as of September 30, 2002. Working capital deficiency at September 30, 2003 was $1,355,887 as compared to working capital deficiency of $745,897 at September 30, 2002. We primarily used the funds to build infrastructure consisting of database systems upgrades, computer hardware and IT integration, and for retail package development.


         As of September 30, 2002, we had cash of $14,380 as compared to $455,049 in 2001. Working capital deficit at September 30, 2002 was $749,961 as compared to a deficiency of $471,546 in 2001.


         We intend to raise an additional $4,000,000 to $6,000,000 of equity to repay our bridge loans and meet our ongoing working capital requirements in 2004, including the financing of the production of an adequate inventory of tickets for our Fall and Winter retail programs. In such connection, we intend to file a registration statement with the Commission under the Securities Act of 1933, as amended, to effect the sale of such equity or equity type securities. We cannot assure you that we will be successful in registering or selling such securities by the end of the second quarter of 2004 or otherwise receive adequate net proceeds to enable us to meet existing contractual commitments or otherwise achieve our business goals.


         Retail sales will require that the full value of the sale be deposited in an escrow account controlled by DISCOVER/Novus. Consequently, we will not realize any revenue on a sale until the ticket redeems or breaks. This will require us to obtain additional financing to fund the escrow account. Failure to obtain such financing will impact our ability to sell at the retail level.

         We do not have any commitments for material expenditures over either the near or long term.

     CASH FLOW FROM SALES AND RECOGNITION OF REVENUES.

         We customarily sell our gift tickets to corporate or business clients on terms that require full payment, either in advance or within thirty days of purchase. We recognize a portion of the transaction revenues at the time of sale, and the balance, together with the cost of the gift ticket, at the time the ticket is used or redeemed by the user at the golf course, ski resort or other venue. The portion of the selling price of our corporate gift tickets that we recognize as revenue at the time of sale is based upon the historical percentage of our one year corporate gift tickets that expire unused by recipients (known in our business as "breakage").

         With respect to our new GIFTIX retail tickets, once sold to a consumer, our current arrangements require that the full value of the sale be deposited in an escrow account controlled by DISCOVER/Novus, until DISCOVER/Novus either makes payment to the golf course, ski resort or other venue, upon redemption or use of the card, or when the card expires unused. Consequently, we will not realize any cash from a sale until the ticket is redeemed or is subject to breakage; which could be as much as one year from the date of sale of the card at retail. This will require us to obtain additional financing to fund the escrow account. Although we believe that we will be able to obtain an institutional line of credit secured by our interest in sale proceeds retained in the DISCOVER/Novus escrow account, to date, we have not received any firm proposals or commitments for such financing. Failure to obtain such financing will impact our ability to sell at the retail level.

         We recognize both revenues and costs of sales at the time of redemption. We recognize revenues on unredeemed retail tickets when the consumers ability to use the ticket expires (usually after one year).

         As a result of these factors and per accounting under GAAP, although sales of our retail gift tickets may be robust, we will not be able to recognize revenues and profits from such sales until the tickets are used or expire, which may be as much as one year from the date of the actual retail sale. Accordingly, as we attempt to develop our retail distribution model, a key measure of our potential success and profitability in the early years of our development will be the number of GIFTIX retail tickets sold at the cash register of the retailer.

         OPTIONS AND WARRANTS


         As of April 1, 2004, we had outstanding 5,259,401 options and warrants. The exercise price of the exercisable warrants range from $0.001 to $0.5166 per share. If all of the options and warrants are exercised prior to their expiration we will receive aggregate proceeds of $1,651,585.


         DIVIDENDS

         We have not shown positive earnings in the past two fiscal years, and have not paid any dividends. In all likelihood, we will use our earnings, if any, to develop our business and do not intend to declare dividends for the foreseeable future. Any decision to pay dividends on our common stock in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

         RECENT ACCOUNTING PRONOUNCEMENTS


         In May 2003, the Financial Accounting Standard Board (FASB) issued SFAS No. 150, ACCOUNTING FOR CERTAIN INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the initial recognition and initial measurement provisions of SFAS No. 150, effective June 1, 2003, did not have a material impact on the Company's results of operations or financial position.

         In April 2003, the FASB issued SFAS No. 149, DERIVATIVES AND HEDGING, an Amendment of SFAS No. 133. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FASB Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENT FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003, which did not have a material impact on the Company's results of operations or financial position.

         In January 2003, the Emerging Issues Task Force (EITF), published EITF Issue No. 00-21, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's results of operations or financial position.

         In November 2002, the FASB issued Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's results of operations or financial position.

         In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addressed accounting for special-purpose and variable interest entities. This interpretation was effective for financial statements issued after December 31, 2002. In September 2003, the FASB issued a Staff Position to allow a deferment of the effective date to the end of the first interim or annual period ending after December 15, 2003 if certain conditions were met. In December 2003, the FASB issued Interpretation No. 46R, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses accounting for special-purpose and variable interest entities and which superseded Interpretation 46. The effective date of this interpretation is the end of the first reporting period that ends after March 15, 2004, unless the entity is considered to be a special-purpose entity in which case, the effective date is the end of the first reporting period that ends after December 15, 2003. Companies that have adopted Interpretation No. 46 prior to the effective date of Interpretation No. 46R will either continue to apply Interpretation No. 46 until the effective date of Interpretation No. 46R or apply the provisions of Interpretation No. 46R at an earlier date. The Company believes that the adoption of Interpretation No. 46 and No. 46R will not have a material impact on the Company's consolidated financial position or results of operations.


ITEM 3.

                             DESCRIPTION OF PROPERTY


         Our principal executive office is located in approximately 1,900 square feet of rented space located at 170 Cambridge Street, Burlington, Massachusetts. We pay approximately $4,000 per month in rent under a five-year lease with an unaffiliated third party that commenced in September 2000. In addition, we maintain a $200 per month office space for a sales executive in Indianapolis, Indiana.


ITEM 4.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table shows the amount of our Common Stock beneficially owned as of January 31, 2004 by each person who beneficially owns more than five percent of our outstanding Common Stock, by each of our executive officers and directors, and by all of our executive officers and directors as a group. Unless indicated otherwise, the address of the beneficial owners is: c/o Utix Group, Inc., 170 Cambridge Street, Burlington, MA 01803.

         The following information is based upon information furnished to us by either the directors and executive officers or obtained from our stock transfer books. We are informed that these persons hold the sole voting and dispositive power with respect to the Common Stock except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Stock held by each person or group of persons named above as of January 31, 2004, under rules adopted by the Securities and Exchange Commission, shares of Common Stock issuable pursuant to warrants or options or upon conversion of convertible securities, to the extent such warrants or options or convertible securities are currently exercisable or convertible within 60 days of January 31, 2004, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. As of January 31, 2004, we had 17,343,391 shares of Common Stock outstanding.


                                                     NUMBER OF COMMON SHARES    PERCENTAGE OF SHARES
NAMES AND ADDRESS OF BENEFICIAL OWNER                  BENEFICIALLY OWNED          OUTSTANDING

Jonathan Adams                                              5,710,882               32.9%
Co-Chairman of the Board of Directors

Anne Concannon                                              2,323,071               13.4%
Sales executive and director


Gerald Roth, Director (1)                                   1,321,231                7.6%


Rubin Family Irrevocable Stock Trust (2)                    1,937,500               11.5%
25 Highland Boulevard
Dix Hills, New York 11746

Joel Pensley (3)                                            2,470,000               14.2%
211 Schoolhouse Road
Norfolk, CT 06058

Roth Financial Group, Inc. (4)                              1,461,919                8.4%

Anthony Roth (4)                                            1,461,919                8.4%
President, Chief Executive Officer
and Director

Charles Lieppe (5)                                            245,192                1.4%
Co-Chairman of the Board of Directors

Steven Apesos (6)                                             180,994                1.0%
Executive Vice President

Peter Flatow (7)                                               50,000                (*)
Chief Marketing Strategist and Director

Robert Powers (8)                                                   0                 --
Director

Gary Palmer (9)                                                     0                 --
Director

All directors and executive officers
as a group (six persons)                                    11,293,289              63.4%


-----------------------
* Less than one percent.

(1) Includes 1,209,933 shares of common stock issued pursuant to the Share Exchange, 75,000 shares of common stock issued pursuant to the exercise of warrants granted in connection with a loan, and warrants to purchase 36,298 shares at $0.207 per share at any time on or before November 13, 2008 granted in connection with a loan. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Does not include non-qualified stock options to purchase 100,000 shares at $0.40 per share that vest over three years.


(2) Includes 1,825,000 shares of common stock acquired for $0.001 per share in connection with the Share Exchange and in consideration for providing and arranging for $300,000 of debt financing for Corporate Sports, and 112,500 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan made in November 2003. Does not include an additional 150,000 shares of common stock issuable upon exercise of additional warrants issued in February 2004 in connection with an additional debt financing. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Margery C. Rubin and Robert Schulman, as trustees, hold voting and investment power over the securities held by the Rubin Family Trust.

(3) Mr. Pensley resigned as President of Utix effective as of November 13, 2003. Includes 1,825,000 shares that are to be transferred to Mr. Pensley from Nexgen Holdings Corp. pursuant to an agreement in March 2004.

(4) These shares are registered in the name of Roth Financial Group, Inc. Roth Financial Group, Inc. is owned by Anthony Roth and his wife. Includes 1,451,919 shares of common stock issued pursuant to the Share Exchange and 10,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan. See "Management's Discussion and Analysis or Plan of Operation - The Share Exchange" and "Certain Relationships and Related Transactions." Does not include 1,000,000 additional shares that may be purchased, for $0.50 per share, by Mr. Roth upon exercise of stock options vesting over a period of four years.

(5) Includes 100,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan and 145,192 shares issuable upon exercise of warrants exercisable at $0.207 per share. See "Certain Relationships and Related Transactions." Does not include 1,000,000 additional shares that may be purchased for $0.40 per share by Mr. Lieppe upon exercise of stock options that vest over a period of three years.

(6) Includes shares issuable upon exercise of warrants to purchase 24,199 shares at $0.207 per share granted in connection with a loan, shares issuable upon exercise of warrants to purchase 96,795 shares at $0.517 per share granted in connection with a loan, and 60,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with loans. See "Certain Relationships and Related Transactions." Does not include 100,000 shares issuable upon exercise of incentive stock options exercisable at $0.50 per share and vesting over four years.

(7) Includes 50,000 shares of common stock issued pursuant to the exercise of warrants granted in conjunction with a loan. See "Certain Relationships and Related Transactions." Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, vesting over three years.

(8) Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, and vesting over three years.

(9) Does not include non-qualified stock options to purchase 100,000 shares at an exercise price of $0.40 per share, and vesting over three years.

ITEM 5.


                        DIRECTORS AND EXECUTIVE OFFICERS,

                          PROMOTERS AND CONTROL PERSONS


         The following table sets forth the name, age and position of each of the members of our board of directors, executive officers and promoters as of April 12, 2004:


   NAME                  AGE                   POSITION

Jonathan Adams           59      Co-Chairman of the Board of Directors
Charles Lieppe           59      Co-Chairman of the Board of Directors
Anthony Roth             39      President, Chief Executive Officer and Director
Steven Apesos            50      Executive Vice President
Peter Flatow             59      Chief Marketing Strategist and Director
John Burns               61      Chief Financial Officer and Treasurer
Cynthia A. Cronan        41      Corporate Controller and Assistant Treasurer
Anne Concannon           53      Sales Executive and Director
Suzanne DeVoe            36      Vice President - Operations
Lance Kawesch, Esq.      43      Secretary
Gerald Roth              73      Director
Robert Powers            50      Director
Gary Palmer              37      Director
Joel Pensley             62      President until November 13, 2003; Promoter

         JONATHAN ADAMS has served as Chairman of the Board of Corporate Sports since its inception in 1986 and as Co-Chairman of the Board of Utix since November 2003. Together with Anne Concannon, Mr. Adams co-founded, managed and operated Corporate Sports Incentives for fifteen years. During his career, Mr. Adams was President, Chief Executive Officer and Founder of International Micrographics Inc., a wholesale distributor of microfilm consumables founded in 1982, A&J Realty Trust, an owner and manager of real estate founded in 1988, and The Sharper Edge, a distributor of ski-sharpening equipment founded in 1990.

         CHARLES A. LIEPPE has served as Co-Chairman of the Board of Directors of Corporate Sports since October 2003 and Co-Chairman of the Board of Directors of Utix since November 2003. From January 2002 to September 2003, he was a member of the Advisory Board of Corporate Sports. From August 1999 to August 2003, he was an independent business consultant in Gulfstream, FL. From June 1997 to June 1999, he was President and Chief Executive Officer of DBT Online, Inc. in Boca Raton, FL, a New York Stock Exchange traded online information company. From January 1996 to May 1997, he served as President and Chief Executive Officer of Nabisco International in New York, NY. From January 1991 to December 1995, he was Chief Executive Officer of Berol Corporation in Nashville, TN, a manufacturer of writing instruments, school supplies and art products. From June 1989 to December 1990, Mr. Lieppe was President and Chief Operating Officer of Westpoint Pepperell, a manufacturer of consumer and commercial bed and bath products. From 1968 to 1989, he was employed in various capacities leading to Vice President, and General Manager of Procter & Gamble. Mr. Lieppe received his AB and MBA from Columbia University in 1966 and 1968, respectively.

         ANTHONY G. ROTH has served as the President and Chief Executive Officer of Corporate Sports since January 2002, and of Utix since November 2003. Mr. Roth is the nephew of Gerald Roth, a member of Utix's board of directors. From May 1999 to December 2001, Mr. Roth served as President of Moonstruck
Chocolatier, Eclipse Management Group in Portland, Oregon, a national manufacturer, distributor, & retailer of gourmet chocolate products. From 1997 to 1999, Mr. Roth was Executive Vice President of Naturade, Inc. in Irvine, CA, a national manufacturer/distributor of over 200 nutritional hand and body products. From September 1996 to February 1997, Mr. Roth was President of Performance Nutrition, Inc. in Dallas, TX, a formulator and sales/marketing company of nutritional products.

         From October 1995 to August 1996, Mr. Roth served as President of Roth Financial Group, Inc. in Champaign, IL, a business development and finance consulting firm. He was Vice President, Branch Manager at Merrill Lynch in Champaign, IL from May 1994 to Sept. 1995. From November 1992 to May 1994, Mr. Roth was Vice President of Hilliard Lyons, Inc. in Champaign, IL, a retail brokerage firm. A 1986 graduate of the University of Illinois, with a B.S. in Agricultural Economics, Mr. Roth also completed an advanced degree from the New York Institute of Finance in 1988.

         STEVEN M. APESOS has served as Executive Vice President and Managing Director for Affinity & Partnerships and general business development for Corporate Sports since April 2002, and Executive Vice President of Utix since November 2003. He created the Universal Golf Ticket(TM) Visa card product opportunity and has managed the program since inception. From July 1996 to AprIL 2002, he served as Senior Vice President, Business Development at First USA Partners in Wellesley, MA. From 1990 to 1996, he was progressively Vice
President, Public Relations and Vice President, Sponsorships at MasterCard International in Purchase, NY. Previously, he was Vice President, Public Relations for Manning, Selvage and Lee, Inc. in New York, NY, where he worked on such notable campaigns as the I LOVE NEW YORK Tourism Promotion Campaign, and managed the VISA Olympic Program ("VISA Its Everywhere You Want To Be"). Mr. Apesos earned his B.A. from University of California Los Angeles in 1976.

         PETER FLATOW has served as a Chief Marketing Strategist and a Director of both Corporate Sports and Utix since December 2003. Mr. Flatow's career in consumer marketing includes over twenty years of experience in various executive capacities with Bristol-Myers Squibb Company, Lever Brothers Company and Johnson & Johnson, including serving as Director of Corporate Development, Consumer Products for Bristol-Myers Squibb. For the past fourteen years, Mr. Flatow has been the founder and is the President of CoKnowledge, Inc., a brand and product development marketing consulting business. Prior thereto he gained considerable consulting experience as President of BrainReserve and Ryan Management Group, where he successfully consulted in consumer product development for a variety of client companies, including a number of Fortune 50 companies. Mr. Flatow has been quoted and published in a number of advertising and business publications, including The Wall Street Journal and Business Week and is a guest lecturer at the Yale University School of Management.

         JOHN BURNS has served as Chief Financial Officer of Utix since January 2004. Mr. Burns had served on a consulting basis as the Chief Financial Officer of Utix since November 2003, and on a consulting basis in the capacity as the Chief Financial Officer of Corporate Sports since September 2003. From August 2000 to January 2004, he has also been a principal of C & J Solutions in North Andover, MA, a financial consulting firm. From 1983 to 2000, Mr. Burns served in various financial positions, including Chief Financial Officer beginning in 1997, for Arthur D. Little, Inc. in Cambridge, MA, a management and technology consulting company. Mr. Burns earned his B.S./B.A. from Boston College, Chestnut Hill, MA, in 1964 and his MBA in 1973 from Babson College, Wellesley, MA.
Previous positions include Treasurer of ITEK Corporation responsible for investor relations, financial strategy, and risk management (1972-1983), and an auditor for Peat Marwick & Mitchell (1969-1972).

         CYNTHIA A. CRONAN joined Utix as Corporate Controller and Assistant Treasurer in February 2004. From August 2000 to January 2004 she served as a principal of C&J Solutions, a financial consulting firm in North Andover, MA. From May 1984 to August 2000 Ms. Cronan served in various financial positions, including Vice President and Corporate Controller beginning in 1999, for Arthur
D. Little, Inc., a management technology consulting firm in Cambridge, MA. Ms. Cronan earned a B.S. in Computer Information Systems, an A.S. in Accountancy and an A.S. in Management (with Honors) from Bentley College, Waltham, MA, in 1984. In 1997 she was awarded an MBA from Babson College, Wellesley, MA.

         ANNE CONCANNON, together with her business partner Jonathan Adams, has started and operated Information Technologies, Inc., founded in 1976, International Micrographics, Inc., founded in 1982, A&J Realty Trust, founded in 1988, and The Sharper Edge, founded in 1990. Both Information Technologies and International Micrographics were wholesale distribution company for microfilm papers and toners. Ms. Concannon has served in many areas of operations as well as sales for Corporate Sports. Together with Don Hughett, Ms. Concannon manages Utix's long-standing corporate client base of over 1,000 accounts. Ms. Concannon is now focused on corporate sales and works from a home office. Ms. Concannon earned a B.A. in Psychology and Sociology from The University of Massachusetts in 1972.

         SUZANNE DEVOE has served Corporate Sports as Vice President, Operations since May 2002 and Utix as Vice President, Operations since November 2003. From March 1993 to October 2001, she served as Vice President in the sales and business development unit for First USA Bank at First USA Partners in Wellesley, MA. She earned her B.A. from Roanoke College, Salem, VA in 1987.

         LANCE KAWESCH, ESQ. has served as the Secretary of Corporate Sports and Utix since November 2003. Mr. Kawesch is a partner at Duane Morris, LLP, a national law firm, where he specializes in corporate and securities law. He has been in the private practice of law since 1994 and earned a BA in Computer Science from Brandeis University in 1983 and a law degree from Boston University School of Law in 1994, where he was an editor of the Boston University Law Review.

         GERALD ROTH co-founded Corporate Sports in 1986 with Jonathan Adams and Anne Concannon. Mr. Roth is the uncle of Anthony Roth, the President and Chief Executive Officer of Utix. His original efforts were in the area of securing ski resorts and golf courses. Mr. Roth is also the founder and Chairman of Bulbman, Inc., an international light bulb distribution company located in Reno, Nevada that employs 85 people and is one of the largest specialty bulb distributors in the world.

         ROBERT POWERS has served as a Director of Corporate Sports since September 2003 and as a Director of Utix since November 2003. He founded in 1999 and served as President of Applied Value Corporation, an international management consultancy firm headquartered in Lexington, MA. From 1982 to 1999, Mr. Powers was employed by Arthur D. Little, Inc. in Cambridge, MA, a management and technology consulting firm, where his most recent role was Vice President of Finance and Operations for their North American business from 1977 to 1981. Prior to that he had a similar role in support of the firm's European operations. Mr. Powers earned his B.S./B.A. from Babson College, Wellesley, MA in 1975 and his MBA from Suffolk University, Boston, MA in 1979.

         GARY PALMER became a member of the Board of Directors of Utix in December 2003. For more than the past five years, Mr. Palmer has been the Chief Operating Officer and a member of the Board of Directors of WildCard Systems. Prior to joining WildCard, he was an executive at Circuit City's Florida Division. Mr. Palmer holds a BS in Marketing from the University of South Florida.

         JOEL PENSLEY served as the President and a Director of Utix until November 13, 2003. Mr. Pensley has been engaged in the practice of law in New York City, Boston and London for over 30 years, concentrating on public and private finance and securities law matters. From 1971 to 1974 Mr. Pensley served as an assistant professor at New York Law School. He received his BA degree from Princeton University in 1962 and his law degree from Columbia Law School in 1966.

         BOARD OF DIRECTORS PRACTICES

         Each director will serve until the next annual meeting whereupon a new election will be held for directors. We reimburse our directors for reasonable expenses incurred in attending meetings of our Board of Directors. Directors currently receive no compensation other than stock options for their services as directors, except for Jonathan Adams, who receives an annual salary of $80,000 to serve as our Co-Chairman of the Board of Directors. The Board of Directors currently has no standing nominating committee.

         AUDIT COMMITTEE

         On December 26, 2003, the Board of Directors established an Audit Committee, which consists of three or more directors, each of whom must be an independent director, as defined in the Charter for the Audit Committee. The Audit Committee initially consists of Robert Powers, as Chairman of the Committee, Charles Lieppe and Gerald Roth, each of whom meet the definition of

"financial expert" as that term is defined by the Securities and Exchange Commission and as required by the Sarbanes-Oxley Act of 2002. Members of the Committee are appointed by the Board of Directors and, unless otherwise directed by the Board of Directors, serve one-year terms. Members may be removed by the Board of Directors at any time with or without cause. Upon the removal or resignation of a member, the Board of Directors may appoint a successor to serve the remainder of the unexpired term. The Audit Committee will meet at least four times annually and more frequently as circumstances dictate.

         The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to: (i) the integrity of the financial reports and other financial information provided by us to the public or any governmental body; (ii) our compliance with legal and regulatory requirements; (iii) our systems of internal controls regarding finance, accounting and legal compliance; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; (vi) our auditing, accounting, and financial reporting processes generally; and (vii) the performance of such other functions as the Board of Directors may assign from time to time. The Audit Committee has the authority to:

            o make recommendations to the Board of Directors regarding the appointment or replacement of independent public accountants;

            o confer with our independent public accountants regarding the scope, method and results of the audit of our books and accounts;

            o  review  our  financial   reporting  process  and  the  management
               recommendations made by our independent public accountants;

            o  recommend  and  implement  any  desired   changes  to  our  audit
               procedures; and

            o perform such other duties as the Board of Directors may from time to time direct.

         COMPENSATION COMMITTEE

         On December 26, 2003, the Board of Directors established a Compensation Committee, which consists of three or more directors, each of whom must be an independent director, as defined in the charter for the Compensation Committee, and a "Non-Employee Director" as defined by Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Compensation Committee initially consists of Charles Lieppe, as Chairman of the Committee, Jonathan Adams and Peter Flatow. Members of the Committee are appointed by the Board of Directors and, unless otherwise directed by the Board of Directors, serve one-year terms. Members may be removed by the Board of Directors at any time with or without cause. Upon the removal or resignation of a member, the Board of Directors may appoint a successor to serve the remainder of the unexpired term. The Committee will hold at least two meetings per year or more frequently as circumstances dictate.

         The purpose of the Compensation Committee is to: (i) assist the Board of Directors in discharging its responsibilities relating to the compensation of our executive officers; (ii) to establish and put into practice competitive compensation programs to attract, retain and motivate qualified senior executives and to align those executives' financial interests with the interests of our stockholders; and (iii) to produce the annual report on executive compensation for inclusion in our annual proxy statement. The Compensation Committee has the authority to:

            o establish (i) the compensation (including salaries, bonuses and every other type of compensation that is not made available on a similar basis to our employees in general) of our Chief Executive Officer, (ii) compensation policies applicable to the our executive officers and (iii) the bases for the compensation of our Chief Executive Officer, including the facts and criteria on which it is based;

            o exercise all rights, authority and functions of the Board of Directors under our 2003 Stock Option Plan (the "2003 Plan"), which was adopted by the Board in November 2003, including, without limitation, the authority to interpret the terms thereof, to grant options thereunder and to make other stock awards thereunder; provided that the Compensation Committee shall not be authorized to amend the 2003 Plan; and provided further, however, that the Board of Directors shall retain the right to exercise any such rights, authority and functions;

            o serve as the Administrator of the 2003 Plan, as that term is defined in the 2003 Plan;

            o recommend to the Board of Directors compensation arrangements for our non-employee directors and to establish such arrangements; and

            o perform such other duties as the Board of Directors may from time to time direct.

ITEM 6.

                             EXECUTIVE COMPENSATION

         The following table sets forth information with respect to compensation earned during the fiscal year ended September 30, 2003 by our executive officers and directors. Other than the executive officers listed below, no other executive officers earned compensation exceeding $100,000 during the fiscal year ended September 30, 2003. Due to the inactivity of Utix Group, Inc. (formerly known as Chantal Skin Care Corporation) in fiscal years ended September 30, 2002 and 2001, there were no executive officers during that period.

                                                                                                       ALL OTHER
NAME AND PRINCIPAL POSITION                 ANNUAL COMPENSATION       LONG-TERM COMPENSATION          COMPENSATION

                                      Fiscal                                  Securities
                                       Year        Salary     Bonus           Underlying
                                       9/30                                  Options/SARs
                                                                                 (#)


Anthony G. Roth                      2003      $136,062(1)   $3,046           1,000,000(2)                 0
President, Chief Executive
Officer and Director

Joel Pensley, former President       2003          0           0                  0                        0


     (1) Effective November 13, 2003, Anthony G. Roth began receiving a base salary of $150,000 annually.

     (2) These shares are issuable upon exercise of incentive stock options exercisable at $0.50 per share and vesting over four years.


OPTION/SAR GRANTS

No options or SARS were granted to the named executive officers during fiscal year ended September 30, 2003.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END

None.

LONG TERM INCENTIVE PLAN ("LTIP") AWARDS

None.


COMPENSATION OF DIRECTORS

         Directors are reimbursed for expenses actually incurred in connection with each meeting of the board or any committee thereof attended. In addition, each non-employee director other than Mr. Lieppe will be entitled to a grant under our 2003 stock option plan of options to purchase up to 100,000 shares, vesting in equal amounts over three years, for so long as he or she serves as a director.

         Jonathan Adams receives an annual salary of $80,000 to serve as our Co-Chairman of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS


         Anthony G. Roth, our President and Chief Executive Officer, has a five-year employment agreement with us that became effective January 2, 2002 and was amended in November 2003. Pursuant to the amended agreement, Mr. Roth is paid an annual salary of $150,000 and was awarded a one-time bonus of $25,000 on November 13, 2003. Under this agreement, Mr. Roth is eligible for an annual bonus of up to 75% of his salary and is entitled to one-year severance if he is terminated by us without cause. If Mr. Roth is terminated as a result of a change in control, he will be entitled to two-years severance. Mr. Roth is also granted options to purchase 1,000,000 shares of our common stock that vest over four years pursuant to our stock option plan, which was adopted by our board of directors in November 2003.


         Mr.  Roth  has also  agreed  that he will not  directly  or  indirectly disclose confidential information or otherwise engage in any activities competitive with our business for so long as he shall be performing services for us, and for three years thereafter. Furthermore, no amendment of Mr. Roth's employment agreement or other increases in compensation, bonuses, stock options, benefits or other transactions may be effected by us without the consent of a majority of the disinterested members on our board of directors and the affirmative approval and recommendation of not less than a majority of the three directors comprising the Compensation Committee.

STOCK OPTION PLAN

         Pursuant to our 2003 stock option plan, which expires on November 13, 2013, options to purchase an aggregate of 4,000,000 shares of our common stock may be issued. Of that amount, options to acquire 2,702,000 shares of our common stock have been issued at prices ranging from $0.40 to $0.50 per share. The balance of options to acquire 1,298,000 shares issuable under the 2003 Plan have not been issued or committed for issuance.

         The 2003 Plan is administered by the Compensation Committee. Options granted under the 2003 Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the 2003 Plan vest in such annual increments as is determined by the Compensation Committee, typically in four equal annual increments for incentive stock options and three equal annual increments for non-qualified stock options. To the extent that options are vested, they must be exercised within a maximum of three months of the end of optionee's status as an employee, director or consultant, or within a maximum of 12 months after such optionee's termination by death or disability, but in no event later than the expiration of the option term. The exercise price of all stock options granted under the 2003 Plan shall be determined by the Compensation Committee. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options for all other employees shall be not less than 100% of fair market value per share on the date of grant, and for consultants and non-employee directors, as determined by the Compensation Committee of the Board of Directors. The maximum term of an option granted under the 2003 Plan may not exceed 10 years from the date of grant.

ITEM 7.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Between March 2003 and April 2004, Utix and Corporate Sports borrowed an aggregate of $1,945,000 from certain executive officers, directors, principal stockholders and other affiliates. Such loans are described below.

         In March 2003, Corporate Sports borrowed $100,000 under a one-year line of credit provided by Charles A. Lieppe, as lender. Mr. Lieppe is Co-Chairman of our board of directors. Mr. Lieppe received a $1,000 fee on execution of the agreement and an additional $2,000 when Corporate Sports made its initial draw under the line of credit. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for consulting services previously rendered to Corporate Sports and as additional consideration under the $100,000 line of credit, Mr. Lieppe received five year warrants to purchase 0.5 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Lieppe was cancelled and exchanged for a new 7% bridge note in the amount of $100,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 48,397 shares of Utix Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Lieppe's option after December 2004. In consideration for the loan extension, Mr. Lieppe received a warrant entitling him to purchase 100,000 shares of our common stock at an exercise price of $.001 per share. In addition, in April 2004 we issued to Mr. Lieppe a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products.


         In April 2003, Corporate Sports borrowed $75,000 under a one-year line of credit arrangement with Gerald Roth, as lender, on the same terms and conditions as the line of credit agreement with Charles A. Lieppe. Mr. Roth is a member of our board of directors. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for providing this loan, Mr. Roth received five year warrants to purchase 0.375 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Roth was cancelled and exchanged for a new 7% bridge note in the amount of $75,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase 36,298 shares of Utix Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Roth's option after December 2004. In consideration for the loan extension, Mr. Roth received a warrant entitling him to purchase 75,000 shares of our common stock at an exercise price of $.001 per share.

         In April 2003, Corporate Sports borrowed $50,000 under a one-year line of credit arrangement with Steven Apesos, as lender, on the same terms and conditions as the line of credit agreement with Charles A. Lieppe. Mr. Apesos is our Executive Vice President. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. In consideration for providing this loan, Mr. Apesos received five year warrants to purchase 0.250 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports to Mr. Apesos was cancelled and exchanged for a new 7% bridge note in the amount of $50,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase 24,199 shares of Utix Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at Mr. Apesos's option after December 2004. In consideration for the loan extension, Mr. Apesos received a warrant entitling him to purchase 50,000 shares of our common stock at an exercise price of $.001 per share.

         In a similar transaction in July 2003, Mr. Apesos lent to Corporate an additional $50,000, which accrues interest at the rate of 9% per annum and matures in August 2006. In consideration for providing this loan, Mr. Apesos received five year warrants to purchase common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described below, the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase 96,795 shares of our Common Stock at an exercise price of $0.517 per share. The note is unconditionally guaranteed by Corporate Sports and is convertible into 116,154 shares of our common stock at Mr. Apesos's option after December 2004. We can prepay the note prior to August 1, 2004 by providing Mr. Apesos thirty-days notice and paying a 10% premium. In addition, in April 2004 we issued to Mr. Apesos a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority
security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products.


         In accordance with the terms of the Share Exchange Agreement, Robert M. Rubin committed to provide Corporate Sports with $300,000 of debt financing. In November 2003, the Rubin Family Irrevocable Stock Trust purchased $112,500 of our 7% bridge notes due November 2004, and Mr. Rubin arranged for unaffiliated persons to purchase an additional $187,500 of such 7% notes. All such notes are unconditionally guaranteed by Corporate Sports. As additional consideration for providing $112,500 of the $300,000 of loans, the Rubin Trust received warrants entitling it to purchase 112,500 shares of our common stock at an exercise price of $.001 per share. In February 2004, in connection with the sale of an aggregate of $350,000 of additional 7% notes due in November 2004, the Rubin Family Irrevocable Stock Trust lent us an additional $150,000, arranged for an additional $100,000 of loans, and received warrants to purchase 150,000 shares of our common stock at $0.10 per share.

         During fiscal year ended September 30, 2003, we paid Anne Concannon, a member of our Board of Directors, $98,069 for her services as a Sales Executive.

         Our retail business strategy depends largely upon our development agreement and services agreement with WildCard Systems, Inc. Gary Palmer, who is the Chief Operating Officer and a Director of Wildcard Systems, joined our board of directors in December 2003.


         In April 2004 we issued to Roth Financial Group, Inc., which is controlled by our President and Chief Executive Officer Anthony G. Roth, secured subordinated notes for an aggregate amount of $200,000 that is due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we will pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products.

         In April 2004 we issued to Stephen A. Weiss, a member of the law firm of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, our corporate and securities counsel, a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products.

         In April 2004 we issued to Jay Kaplowitz, a member of the law firm of Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP, our corporate and securities counsel, a secured subordinated note for $25,000 that is due December 31, 2004. The note bears interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The note is secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the note but excluding selective receivable financing on bundled retail products.


ITEM 8.

                            DESCRIPTION OF SECURITIES

         GENERAL

         We are authorized by our certificate of incorporation to issue an aggregate of 50,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, the terms and conditions of which are to be determined by our board of directors. Immediately prior to the filing of this registration statement, an aggregate of 17,343,391 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes.

         COMMON STOCK

         We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, of which 17,343,391 shares are issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders.

         Holders of our common stock:

      o have equal ratable rights to dividends from funds legally available therefor, if and when declared by our board of directors;

      o  are  entitled  to share  ratably  in all of our  assets  available  for
         distribution   to  holders  of  common  stock  upon  our   liquidation,
         dissolution or winding up;

      o  do  not  have  preemptive,   subscription  or  conversion   rights,  or
         redemption or sinking fund provisions; and

      o are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

                                 PREFERRED STOCK

         We may issue up to 10,000,000 shares of our preferred stock from time to time in one or more series, and with such rights, preferences and designations as our board of directors may determinate from time to time. As of the date of this registration, we have not issued any shares of preferred stock. Our board of directors, without further approval of our common stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series of our preferred stock.

         Issuances of additional shares of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of other of our securities and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in management control.

         CONVERTIBLE NOTES

         In March and April of 2003, Corporate Sports entered into a one-year line of credit in an aggregate amount of $225,000 with three lenders. Corporate Sports is entitled to draw on the line of credit at its discretion so long as no event of default exists under the agreement. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. As additional consideration under the line of credit, Corporate Sports issued five year warrants to purchase an aggregate of 1.125 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports was cancelled and exchanged for a new 7% bridge note in an aggregate amount of $225,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 108,894 shares of our Common Stock at an exercise price of $0.207 per share. The new note is subject to mandatory  prepayment  if, prior to such  maturity  date,  we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at the lender's option after December 2004. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. In consideration for the loan extension, the lenders received warrants entitling them to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $.001 per share.

         Beginning in July 2003, Corporate Sports issued convertible notes in an aggregate amount of $470,000, which accrue interest at the rate of 9% per annum and mature in 2006. As additional consideration for providing this loan, the lenders received five year warrants to purchase an aggregate of 9.4 shares of common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase an aggregate of 909,869 shares of our Common Stock at an exercise price of $0.517 per share. The note is unconditionally guaranteed by Corporate Sports and is convertible into an aggregate of 1,091,843 shares of our common stock at the lender's option after December 2004. We can prepay the note prior to one year after the issue date of the note by providing the lender thirty-days notice and paying a 10% premium.

         BRIDGE NOTES AND WARRANTS


         In accordance with the terms of the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", we issued in November 2003 an aggregate of $600,000 of 7% bridge notes due November 13, 2004. Such notes are unconditionally guaranteed by Corporate Sports. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. As additional consideration for providing the loan, the lenders received warrants entitling them to purchase an aggregate of 600,000 shares of our common stock at an exercise price of $.001 per share.

         In February 2004, an additional aggregate amount of $350,000 of 7% bridge notes were issued to three persons, including certain one of our principal stockholders. Such notes accrue interest at the rate of 7% per annum and are due and payable on the earlier of November 30, 2004 or out of any net proceeds in excess of $3.0 million that we may receive in connection with any type of equity financings consummated. We also issued to the lenders warrants entitling them to purchase 350,000 shares of our common stock at an exercise price of $0.10 per share. The warrants are subject to certain anti-dilution provisions, including weighted average anti-dilution adjustment in the event we issue and sell common stock or securities convertible or exercisable for common stock at a price less than $0.30 per share. We have the right to repurchase such warrants for $.01 each on 30 days prior written notice (subject to the holders right to exercise) if all of the following conditions are met:


            o Our common stock trades on the NASD over-the-counter bulletin board or another national securities exchange;

            o The average closing price of our common stock, as traded on such exchange for the 30 consecutive days prior to our submission of a notice of redemption shall equal or exceed $0.30 per share; and

            o The shares of common stock issuable upon exercise of such warrants have been registered for resale under the Securities Act of 1933, as amended, or otherwise exempt from such registration requirements.


         In April 2004 we issued secured subordinated notes for an aggregate amount of $300,000 to five persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. The notes have a provision requiring the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person.

PART II

ITEM 1.

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Our shares of common stock are quoted on the Over-the-Counter Pink Sheets under the symbol "UTXG". Our common stock does not trade on such market. Immediately prior to the filing of this registration statement, an aggregate of 17,343,391 shares of our common stock were issued and outstanding and held by approximately 1,020 holders of record.

         There are 5,259,401 shares of our common stock that are subject to outstanding options or warrants to purchase, or notes convertible into, common stock.

         There are 705,791 shares of our common stock that are not restricted by Rule 144 because they are in the public float. Resales of the remainder of our issued and outstanding shares of common stock are restricted under Rule 144. Of the 10,792,600 shares of our common stock that were issued pursuant to the share exchange with the security holders of Corporate Sports, there are 96,795 shares that are not held by affiliates and may be traded without restriction around November 2005, which is approximately two years after the issuance of the shares. Of the 825,000 shares of our common stock that were issued upon exercise of warrants after the consummation of the share exchange, there are 417,500 shares that are not held by affiliates and may be traded without restriction around November 2005, which is approximately two years after the issuance of the shares. There are 6,575,558 shares of our common stock for which we have agreed to register. There are up to 8,000,000 shares that have been proposed to be publicly offered.

         There are 705,791 shares of common stock that are in the public float.


         DIVIDEND POLICY

         We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

         SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

                              Number of securities to be       Weighted-average exercise     Number of securities
                                issued upon exercise of        price of outstanding          remaining available for
                             outstanding options, warrants     options, warrants and         future issuance under
                                      and rights               rights                        equity compensation plans

Equity compensation plans
approved by security                 None                      - - -                         None
holders

Equity compensation plans
not approved by security             None                      - - -                         None
holders

Total                                None                      - - -                         None

ITEM 2.

                                LEGAL PROCEEDINGS

         We are not a party to any material legal proceedings, nor are any legal proceedings pending or threatened, other than those arising in the ordinary course of business.

ITEM 3.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On December 26, 2003, upon receipt of approval of our Board of Directors, we engaged Vitale, Caturano & Company, P.C., to serve as our independent certified public accountants for purposes of auditing our financial statements. Because we were inactive since 1999 and had no assets, liabilities, operations or transactions since 1999, we did not engage independent certified public accountants prior to this engagement.

ITEM 4.

                     RECENT SALES OF UNREGISTERED SECURITIES


         On November 13, 2003, the security holders of Corporate Sports Incentives, Inc. consummated the transactions contemplated by a share exchange agreement (the "Share Exchange Agreement"), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) ("Utix"), Corporate Sports Incentives Inc., a privately-held New Hampshire corporation ("Corporate Sports"), the former principal shareholder of Utix, and the stockholders of Corporate Sports. The parties to the Share Exchange Agreement relied on the exemption from securities registration afforded by the provisions of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Under the terms of the Share Exchange Agreement:

            o the 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.82673 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants and options (collectively, "Share Equivalents") were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix;


            o Corporate Sports became a wholly-owned subsidiary of Utix;


            o the former principal shareholder of Utix transferred to the Rubin Family Irrevocable Stock Trust (the "Rubin Trust") and Nexgen Holdings Corp., of which Guy Cohen is President and sole shareholder, in equal amounts, a total of 3,750,000 shares of Utix common stock, or 85.3% of the shares then owned by the former principal shareholder of Utix;


            o The Rubin Trust and the stockholders of Corporate Sports agreed not to sell any of their Utix shares for a minimum of one year; and

            o The Rubin Trust agreed to vote its shares of Utix common stock in such manner as our board of directors shall determine in appointing nominees to the board of directors.


         In March and April of 2003, Corporate Sports entered into a one-year line of credit in an aggregate amount of $225,000 with three lenders. Corporate Sports is entitled to draw on the line of credit at its discretion so long as no event of default exists under the agreement. Advances under the line of credit bear interest at 6% per annum payable semi-annually, and all outstanding advances, plus accrued interest, are due and payable in March 2004, unless the agreement is extended for an additional one year by mutual agreement of the parties. The obligations under the line of credit agreement are secured by a security interest in all of Corporate Sports' existing and after-acquired assets and properties. As additional consideration under the line of credit, Corporate Sports issued five year warrants to purchase an aggregate of 1.125 shares of common stock of Corporate Sports. In November 2003, the line of credit note issued by Corporate Sports was cancelled and exchanged for a new 7% bridge note in an aggregate amount of $225,000 issued by Utix and due in November 2004, and the warrants were exchanged for warrants to purchase an aggregate of 108,894 shares of our Common Stock at an exercise price of $0.207 per share. The securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. The new note is subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $1.5 million. The note is unconditionally guaranteed by Corporate Sports and is convertible into shares of our common stock at the lender's option after December 2004. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. In consideration for the loan extension, the lenders received warrants entitling them to purchase an aggregate of 225,000 shares of our common stock at an exercise price of $.001 per share.

         Beginning in July 2003, Corporate Sports issued convertible notes in an aggregate amount of $470,000, which accrue interest at the rate of 9% per annum and mature in 2006. As additional consideration for providing this loan, the lenders received five year warrants to purchase an aggregate of 9.4 shares of common stock of Corporate Sports. Pursuant to the Share Exchange Agreement described above in "Certain Relationships and Related Transactions", the note issued by Corporate Sports was cancelled and exchanged for a note issued by Utix under the same terms and conditions as the original note issued by Corporate Sports, and the warrants were exchanged for warrants to purchase an aggregate of 909,869 shares of our Common Stock at an exercise price of $0.517 per share. The securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. The note is unconditionally guaranteed by Corporate Sports and is convertible into an aggregate of 1,091,843 shares of our common stock at the lender's option after December 2004. We can prepay the note prior to one year after the issue date of the note by providing the lender thirty-days notice and paying a 10% premium.

         Pursuant to terms of the Share Exchange Agreement described above, we issued beginning in November 2003 an aggregate of $825,000 of 7% bridge notes due November 2004, inclusive of the $225,000 line of credit facility described above. The securities were issued in reliance upon the exemption set forth of
Section 4(2) of the Securities Act, which requires that there be no public offering and that the entity issuing the securities be the issuer. Neither we nor our subsidiary Corporate Sports, as guarantor, may make loans or incur, assume or guarantee any indebtedness, other than in the ordinary course of business, without the prior written consent of a majority of the lenders. As additional consideration for providing the loan, the lenders received warrants entitling them to purchase an aggregate of 825,000 shares of our common stock at an exercise price of $.001 per share.

         Furthermore, in April 2004 we issued secured subordinated notes for an aggregate amount of $300,000 to five persons, including certain officers, directors and other affiliates, that are due December 31, 2004. The notes bear interest at the rate of 10% per annum, payable semi-annually commencing on August 31, 2004. The notes are subject to mandatory prepayment if, prior to such maturity date, we complete an equity financing of at least $3.5 million; upon such prepayment, we shall pay a prepayment premium of 5% of the loan amount. The notes are secured by a second priority security interest in all of our assets and the assets of our wholly owned subsidiary Corporate Sports, including those acquired after the date of the notes but excluding selective receivable financing on bundled retail products. The notes have a provision requiring the prior written consent of at least a majority of the lenders before we can (1) make loans, except loans or advances made in the ordinary course of business, and (2) issue, incur or assume any indebtedness, nor become liable, whether as an endorser, guarantor, surety or otherwise, for any debt or obligation of any other person.

ITEM 5.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides for indemnification of our officers, directors, employees and agents. Under our certificate of incorporation and bylaws, we will indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, any of our directors, officers, agents or employees against all expense, liability and loss reasonably incurred or suffered by such person in connection with activities on our behalf. We have been informed that in the opinion of the Commission, indemnification for liabilities arising under the Securities Act, which may be permitted to our directors, officers or control persons pursuant to our certificate of incorporation and by-laws, is against the public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S


Utix Group, Inc. (formerly known as
Corporate Sports Incentives, Inc.)



Financial Statements



Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002

================================================================================

                       UTIX GROUP, INC. (FORMERLY KNOWN AS
                       CORPORATE SPORTS INCENTIVES, INC.)


                              FINANCIAL STATEMENTS
                              --------------------

         Three Months Ended December 31, 2003 and 2002 and Years Ended
                           September 30, 2003 and 2002

================================================================================

                       UTIX GROUP, INC. (FORMERLY KNOWN AS
                       CORPORATE SPORTS INCENTIVES, INC.)


                              FINANCIAL STATEMENTS
                              --------------------

         Three Months Ended December 31, 2003 and 2002 and Years Ended
                          September 30, 2003 and 2002

================================================================================

                                    CONTENTS
                                    --------
                                                                            PAGE
                                                                            ----
Independent Auditor's Report ..............................................  1
Financial Statements:
      Balance Sheets ...................................................... 2-3
      Statements of Operations ............................................  4
      Statements of Stockholders' Deficit and
      Comprehensive Income (Loss) .........................................  5
      Statements of Cash Flows ............................................  6
      Notes to Financial Statements ....................................... 7-23

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------

To the Board of Directors and Stockholders
Utix Group, Inc. (formerly known as
Corporate Sports Incentives, Inc.)
Burlington, Massachusetts

We have audited the accompanying balance sheets of Utix Group, Inc. (formerly known as Corporate Sports Incentives, Inc.) (the Company) (a New Hampshire corporation) as of September 30, 2003 and 2002, and the related statements of operations, stockholders' deficit and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has a net working capital deficiency and a net stockholders' deficit, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


VITALE, CATURANO & COMPANY, P.C.


/s/ Vitale, Caturano & Company, P.C.

February 12, 2004

Boston, Massachusetts

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)


Balance Sheets
September 30, 2002 and 2003 and December 31, 2003
================================================================================

                                      September 30,  September 30,  December 31,
                                          2002           2003           2003
                                      ------------------------------------------
ASSETS                                                              (Unaudited)
Current assets:
  Cash and cash equivalents             $ 75,162       $145,476       $381,199
  Certificates of deposit                327,439             --             --
  Accounts receivable                     62,900        138,475        371,657
  Inventory                               22,640         12,480         15,471
  Marketable securities - available
    for sale                              76,218             --             --
  Prepaid expenses                        76,762             --         26,858
                                      ------------------------------------------
     Total current assets                641,121        296,431        795,185
                                      ------------------------------------------

Property and equipment:
  Equipment                              130,008        164,903        167,243
  Furniture and fixtures                  24,447         39,447         43,173
                                      ------------------------------------------
                                         154,455        204,350        210,416
  Less - accumulated depreciation         84,381        113,191        122,074
                                      ------------------------------------------
     Property and equipment, net          70,074         91,159         88,342
                                      ------------------------------------------

  Other assets                            30,550         15,550         16,735
                                      ------------------------------------------



                                        $741,745       $403,140       $900,262
                                      ==========================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Balance Sheets
September 30, 2002 and 2003 and December 31, 2003
================================================================================


                                                                        September 30,       September 30,       December 31,
                                                                            2002                2003                2003
                                                                       ------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' DEFICIT                                                                            (Unaudited)
Current liabilities:
  Current maturities of notes payable                                   $         --        $         --        $    460,361
  Current maturities of notes payable to related parties                          --             225,000             209,461
  Current maturities of capital lease obligation                                  --               8,267               7,899
  Accounts payable                                                           114,008             211,155             119,143
  Accrued expenses                                                           108,516             103,686             155,759
  Customer deposits                                                          344,507             372,087             329,041
  Deferred revenue                                                           819,987             732,123           1,275,717
                                                                       ------------------------------------------------------
         Total current liabilities                                         1,387,018           1,652,318           2,557,381
                                                                       ------------------------------------------------------

Long-term liabilities:
  Notes payable - less current maturities                                         --             345,000             395,000
  Notes payable to related parties - less current maturities                                      75,000              75,000
  Capital lease obligation - less current maturities                              --              16,028              14,619
                                                                       ------------------------------------------------------
         Total long-term liabilities                                              --             436,028             484,619
                                                                       ------------------------------------------------------

Commitments and contingencies

Stockholders' deficit:
  Preferred stock, $.001 par value, 10,000,000 shares authorized;
    no shares issued and outstanding                                              --                  --                  --
  Common stock, $0.001 par value, 50,000,000 shares authorized;
    10,792,600 and 9,098,693 shares issued and outstanding at
    September 30, 2003 and 2002, respectively; 16,968,391 shares
    issued and outstanding at December 31, 2003, respectively                  9,099              10,792              16,968
  Additional paid in capital                                                 (37,740)             18,914             277,188
  Accumulated deficit                                                       (619,005)         (1,714,912)         (2,435,894)
  Accumulated other comprehensive income                                       2,373                  --                  --
                                                                       ------------------------------------------------------
          Total stockholders' deficit                                       (645,273)         (1,685,206)         (2,141,738)
                                                                       ------------------------------------------------------

        Total liabilities and stockholders' deficit                     $    741,745        $    403,140        $    900,262
                                                                       ======================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Statements of Operations
Years Ended  September 30, 2002 and 2003 and
the Three Months Ended December 31, 2003 and 2002
================================================================================


                                                        For the years ended September 30,   For the three months ended December 31,
                                                             2002               2003                2002               2003
                                                        --------------------------------------------------------------------------
                                                                                                 (Unaudited)        (Unaudited)
Net revenues                                             $  2,278,148       $  2,311,786        $    355,354       $    422,524
Cost of revenue                                             1,484,185          1,494,445             223,885            252,303
                                                        --------------------------------------------------------------------------
     Gross profit                                             793,963            817,341             131,469            170,221
Selling and administrative expenses                         1,195,879          1,860,987             405,282            857,828
                                                        --------------------------------------------------------------------------
     Loss from operations                                    (401,916)        (1,043,646)           (273,813)          (687,607)
                                                        --------------------------------------------------------------------------

Other income (expense):
  Investment income, net                                       10,932              8,319               6,139                 --
  Gain (loss) on sale of marketable securities                (11,038)             1,202                 (58)                --
  Interest expense                                                 --            (61,782)                 --            (33,375)
  Loss on disposal of property and equipment                   (1,468)                --                  --                 --
                                                        --------------------------------------------------------------------------
                                                               (1,574)           (52,261)              6,081            (33,375)
                                                        --------------------------------------------------------------------------
     Loss before provision (benefit) for income taxes        (403,490)        (1,095,907)           (267,732)          (720,982)
                                                        --------------------------------------------------------------------------
Provision (benefit) for income taxes                               --                 --                  --                 --
                                                        --------------------------------------------------------------------------
     Net loss                                            $   (403,490)      $ (1,095,907)       $   (267,732)      $   (720,982)
                                                        ==========================================================================
Net loss per share:
  Basic and diluted                                      $      (0.04)      $      (0.11)       $      (0.03)      $      (0.05)
                                                        ==========================================================================
Weighted average number of shares outstanding:
  Basic and diluted                                         9,098,693         10,369,123           9,098,693         13,467,995
                                                        ==========================================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Statements of Stockholders' Deficit and Comprehensive Income (Loss)
Years Ended September 30, 2002 and 2003
and the Three Months Ended December 31, 2003
================================================================================

                                                                                                           Accumulated
                                                                                                              Other        Total
                                     Preferred Stock        Common Stock        Additional                Comprehensive    Stock-
                   Comprehensive  ---------------------------------------------   Paid in    Accumulated     Income       holders'
                      Income        Shares      Amount      Shares      Amount    Capital      Deficit       (Loss)       Deficit
                   -------------  ----------   -------     ---------    -------   --------   -----------  -------------  ----------
Balance,
  September 30, 2001                      --   $    --     9,098,693    $ 9,099   $(37,740)   $ (215,515)    $(12,154)   $ (256,310)

Net loss            $  (403,490)                                                                (403,490)          --      (403,490)

Unrealized gain
  on securities          14,527                                                                       --       14,527        14,527
                    ----------------------------------------------------------------------------------------------------------------
Comprehensive
  income (loss)     $  (388,963)
                    ============
Balance,
  September 30, 2002                      --        --     9,098,693      9,099    (37,740)     (619,005)       2,373      (645,273)

Net loss            $(1,095,907)                                             --               (1,095,907)          --    (1,095,907)

Issuance of
  stock exchanged
  for services               --                            1,693,907      1,693     56,654            --           --        58,347

Reclassification
  adjustment             (2,373)                                             --                       --       (2,373)       (2,373)
                    ----------------------------------------------------------------------------------------------------------------
Comprehensive
  income (loss)     $(1,098,280)
                    ============
Balance,
  September 30, 2003                      --   $    --    10,792,600    $10,792   $ 18,914   $(1,714,912)    $     --   $(1,685,206)

Net Loss            $  (720,982)                                                                (720,982)               $  (720,982)

November 13, 2003
  Share Exchange
  (See Note 1)                                             5,350,791      5,351     (5,351)                             $        --

Exercise of warrants                                         825,000        825                                         $       825

Issuance of
  warrants exchanged
  for services                                                                     101,947                              $   101,947

Issuance of common
  stock warrants                                                                   122,853                              $   122,853

Contingent
  beneficial
  conversion feature
  related to
  convertible debt                                                                  38,825                              $   38,825
                    ----------------------------------------------------------------------------------------------------------------
Comprehensive
  income (loss)     $  (720,982)
                    ============
Balance,
  December 31, 2003
  (unaudited)                             --   $    --    16,968,391    $16,968   $277,188   $(2,435,894)    $     --   $(2,141,738)
                                ====================================================================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Statements of Cash Flows
Years Ended September 30, 2002 and 2003
and the Three Months Ended December 31, 2002 and 2003
================================================================================


                                                                             For the years ended       For the three months ended
                                                                                September 30,                  December 31,
                                                                             2002           2003           2002           2003
                                                                        ----------------------------------------------------------
                                                                                                       (Unaudited)   (Unaudited)
Cash flows from operating activities:
  Net loss                                                               $  (403,490)   $(1,095,907)   $  (267,732)   $  (720,982)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                                           22,264         28,810          5,529          8,883
      Bad debt expense                                                            --             --             58          5,000
      Gain (loss) on sale of marketable securities                            11,038         (1,202)            --             --
      Loss on disposal of property and equipment                               1,468             --             --             --
      Interest expense on original issue discount                                 --             --             --         16,500
      Stock compensation                                                          --         58,347             --        101,947
      Changes in assets and liabilities:
        (Increase) decrease in:
           Accounts receivable                                                 2,723        (75,575)       (51,561)      (238,182)
           Inventory                                                          (6,148)        10,160        (36,933)        (2,991)
           Prepaid expenses                                                  (76,762)        76,762         76,762        (26,858)
           Other current assets                                              133,757             --            353             --
        Increase (decrease) in:
           Accounts payable                                                  104,824         97,147        (46,683)       (92,012)
           Accrued expenses                                                   86,460         (4,830)       (45,357)        52,073
           Deferred revenue                                                   13,477        (87,864)       109,966        543,594
           Customer deposits                                                 (24,246)        27,580         84,951        (43,046)
                                                                        ----------------------------------------------------------
              Net cash used in operating activities                         (134,635)      (966,572)      (170,647)      (396,074)
                                                                        ----------------------------------------------------------
Cash flows from investing activities:
  Proceeds from redemption (purchases) of certificates of deposit           (226,304)       327,439        101,501             --
  Purchases of property and equipment                                        (18,948)        (8,895)            --         (6,066)
  Proceeds from sale of marketable securities                                     --         75,047            197
  Proceeds from warrant exercise                                                  --             --             --            825
  Loan to related party                                                           --             --             --         (1,185)
                                                                        ----------------------------------------------------------
              Net cash provided by (used in) investing activities           (245,252)       393,591        101,698         (6,426)
                                                                        ----------------------------------------------------------
Cash flows from financing activities:
  Proceeds from notes payable                                                     --        645,000             --        640,000
  Payments on capital lease obligation                                            --         (1,705)            --         (1,777)
                                                                        ----------------------------------------------------------
              Net cash provided by financing activities                           --        643,295             --        638,223
                                                                        ----------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (379,887)        70,314        (68,786)       235,723
Cash and cash equivalents, beginning of year                                 455,049         75,162         75,162        145,476
                                                                        ----------------------------------------------------------
Cash and cash equivalents, end of year                                   $    75,162    $   145,476    $     6,376    $   381,199
                                                                        ==========================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest                                                 $        --    $     1,352                   $     1,311
                                                                        ==========================================================
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Equipment acquired by capital lease obligation                         $        --    $    26,000    $        --    $        --
                                                                        ==========================================================
  Property and equipment sold in exchange for loan receivable            $        --    $    15,000    $        --    $        --
                                                                        ==========================================================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

1.     SHARE EXCHANGE TRANSACTION

       On November 13, 2003, the security holders of Corporate Sports Incentives, Inc. (Corporate Sports) consummated the transactions contemplated by a share exchange agreement (the Share Exchange Agreement), dated as of October 31, 2003, between Utix Group, Inc. (then known as Chantal Skin Care Corporation) (Utix), Corporate Sports, the principal shareholder of Utix, and the stockholders of Corporate Sports. As a result of the exchange, Corporate Sports became a wholly owned subsidiary of Utix and the former security holders of Corporate Sports received an aggregate of 71.6% of the ownership interest in Utix on a fully-diluted basis. The 111.5 then outstanding shares of common stock of Corporate Sports were exchanged for an aggregate of 10,792,600 shares of Utix common stock, and the 27.8 additional shares of Corporate Sports common stock reserved for issuance upon conversion of convertible notes or exercise of outstanding Corporate Sports warrants (collectively, Share Equivalents) were exchanged for an aggregate of 2,707,401 Share Equivalents of Utix.

       Although Utix was the legal acquirer in the transaction, Corporate Sports becomes the registrant with the Securities and Exchange Commission, as under generally accepted accounting principles, the transaction will be accounted for as a reverse acquisition, whereby Corporate Sports is considered the "acquirer" of Utix for financial reporting purposes since Corporate Sports' shareholders control more than 50% of the post-transaction combined entity, the management is that of Corporate Sports after the transaction, Utix had no operations, assets or liabilities as of the transaction date and the continuing operations of the entity are those of Corporate Sports.


       Accordingly, the Company has presented in the accompanying financial statements, through the date of completion of the acquisition, prior historical financial information of Corporate Sports. It has also retroactively restated Corporate Sports historical stockholders' equity to reflect the equivalent numbers of shares of common stock received in the acquisition. All share and per share information included in the accompanying financial statements and notes give effect to the exchange.


2.     NATURE OF THE BUSINESS AND GOING CONCERN


       Utix Group, Inc. (through its subsidiary Corporate Sports Incentives, Inc. (The Company)) primarily provides prepaid experiences to consumers by offering gift tickets that are redeemable at golf courses, ski resorts, spas and other venues nationwide.


       The Company's products are offered through two distinct distribution channels including (1) sales of prepaid manual plastic gift tickets to corporations and other business users (corporate) and (2) sales of prepaid magnetic strip gift tickets to retail consumers that purchase products at mass merchandise retail chains (retail).

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

2.     NATURE OF THE BUSINESS AND GOING CONCERN...continued

       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company has suffered recurring losses from operations and has a net working capital deficiency and a net stockholders' deficit, that raise substantial doubt about its ability to continue as a going concern.


       Management has undertaken a number of initiatives to address the financial and operational matters noted above. The Company has raised approximately $1,000,000 in aggregate proceeds in the form of notes payable (bridge notes) since September 30, 2003. Additionally, the Company has revised the terms of its existing notes payable to extend the maturity dates. The Company has commenced discussions to raise equity capital with the intention of repaying the bridge loans and meeting the Company's ongoing working capital requirements throughout 2004. The Company is in the process of expanding its product sales into the retail distribution channel and intends to capitalize on its enabling magnetic tape payment technology platform by offering an array of prepaid gift tickets redeemable for specific lifestyle experiences at a number of designated venues.


       However, there can be no assurance that the Company will be successful in negotiating with existing or potential investors and creditors or in obtaining the capital necessary to continue ongoing operations. There can be no assurance that the Company will realize adequate revenue streams from its above-described new business initiatives. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       INTERIM FINANCIAL INFORMATION

       The financial information as of December 31, 2003 and 2002 and for the three months then ended is unaudited and includes all adjustments consisting only of normal recurring accruals, that management considers necessary for a fair presentation of its financial position, operating results and cash flows. Results for the three months ended December 31, 2003 are not necessarily indicative of results to be expected for the full fiscal year ended September 30, 2004 or for any future periods.


       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES...continued

       REVENUE RECOGNITION

       The Company defers revenue for the estimated number of tickets that will ultimately be redeemed and recognizes the amount deferred as revenue (in addition to the associated cost) upon redemption. The Company analyzes its historical redemption rates for ticket sales as a basis for the estimate of the tickets that will not be redeemed. For corporate sales, revenue for estimated non-redemptions is generally recognized when the tickets are sold. If the actual number of tickets redeemed is significantly different than originally estimated, an adjustment to revenue in a particular period may be required.


       For new products and new distribution channels (primary retail with which the Company has limited actual experience) non-redemptions are recognized as revenue upon ticket expiration which is generally one year from date of sale.


       CONCENTRATIONS OF CREDIT RISK

       Financial instruments that subject the Company to credit risk concentrations consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are held at financial institutions which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The Company's trade receivables result from ticket sales and reflect a broad customer base. The Company routinely assesses the financial strength of its customers and has not experienced significant losses related to accounts receivable of individual customers or groups of customers in any particular industry or geographic area. As a consequence, concentrations of credit risk are limited.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       Financial instruments held or used by the Company consist of cash and cash equivalents, certificates of deposit, marketable securities, accounts receivable, accounts payable, and notes payable. Management believes that their carrying value approximates fair value for all financial instruments at December 31, 2003, September 30, 2003 and September 30, 2002.

       CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid investments purchased with an original maturity date of 90 days or less to be cash equivalents. Cash and cash equivalents are deposited in various area banks and brokerage money market accounts.

       The Company had cash of $24,993 (unaudited), $24,991 and $2,151 at a brokerage money market account at December 31, 2003, September 30, 2003 and 2002, respectively, which was insured by the Securities Investor Protection Corporation (SIPC).

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES...continued

       ACCOUNTS RECEIVABLE

       Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for that portion of accounts receivable considered to be uncollectible, based upon historical experience and management's evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. The allowance for doubtful accounts at December 31, 2003 was $5,000 (unaudited) and no allowance for doubtful accounts has been provided for September 30, 2003 and 2002.

       INVENTORY

       Inventory consists of non-activated sports tickets, holograms, booklets, golf balls and accessories valued at lower of cost or market.

       MARKETABLE SECURITIES

       The Company accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. All investment securities impacted by the guidelines of this provision must be classified as either trading, available-for-sale or held-to-maturity securities. Both trading and available-for-sale securities must be reflected in the accompanying balance sheets at their aggregate fair values, while held-to-maturity securities are recorded at amortized cost.

       PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives range from five to seven years. Equipment under capital lease is amortized over the lesser of the asset life or the lease term.

       The Company evaluates long-lived assets such as property and equipment under Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS (SFAS 144). This statement requires that long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. SFAS 144 requires (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES...continued

       COMPREHENSIVE INCOME (LOSS)

       Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of unrealized holding gains on securities and adjustments for realized gains for the years ended September 30, 2003 and 2002.

       INCOME TAXES

       The Company accounts for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax basis of assets and liabilities, and net operating loss carryforwards, using the enacted tax rates. Deferred income tax expense or benefit is based on changes in the asset or liability from period to period.

       Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

       EARNINGS (LOSS) PER SHARE


       Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the year plus the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

       STOCK-BASED COMPENSATION

       As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation under the intrinsic value method with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis. The Company's stock-based compensation plan is described more fully in Note
       12. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations. In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION-TRANSITION AND DISCLOSURE (SFAS 148). This statement amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES...continued

       STOCK BASED COMPENSATION...continued


       In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

       No stock-based employee compensation cost related to stock options is reflected in net loss, as all options granted had an exercise price equal to, or in excess of, the market value of the underlying common stock on the date of grant.

       Options granted have been valued using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used for the quarter ended December 31, 2003 are as follows:

              Risk-free interest rates                   3.18% - 3.25%
              Expected lives                                   5 years
              Expected volatility                                   0%
              Dividend yield                                        0%
              Weighted-average fair value of grants             $ 0.20

       For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost been recorded in accordance with SFAS 123, there would have been no change in the Company's net loss.

       During the initial phase-in period, the effects of applying SFAS 123 pro forma disclosures may not be representative of the effects on reported pro forma net loss in future years because the options granted by the Company vest over several years, and additional awards may be made in future years.


       ADVERTISING

       The Company expenses advertising costs as incurred. Advertising expense was $38,057 and $37,652 for the quarters ended December 31, 2003 and 2002, respectively (unaudited) and $193,015 and $68,758 for the years ended September 30, 2003 and 2002, respectively.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES...continued

       RECENT ACCOUNTING PRONOUNCEMENTS

       In May 2003, the Financial Accounting Standard Board (FASB) issued SFAS No. 150, ACCOUNTING FOR CERTAIN INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company's adoption of the initial recognition and initial measurement provisions of SFAS No. 150, effective June 1, 2003, did not have a material impact on the Company's results of operations or financial position.

       In April 2003, the FASB issued SFAS No. 149, DERIVATIVES AND HEDGING, an Amendment of SFAS No. 133. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarified under what circumstances a contract with an initial net investment meets the characteristic of a derivative of SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of an "underlying" to conform it to language used in FASB Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENT FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS, and amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 effective July 1, 2003, which did not have a material impact on the Company's results of operations or financial position.

       In January 2003, the Emerging Issues Task Force (EITF), published EITF Issue No. 00-21, REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES, which requires companies to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF No. 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's results of operations or financial position.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

3.     SIGNIFICANT ACCOUNTING POLICIES...continued

       RECENT ACCOUNTING PRONOUNCEMENTS...CONTINUED

       In November 2002, the FASB issued Interpretation (FIN) No. 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the current practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's results of operations or financial position.

       In January 2003, the FASB issued Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addressed accounting for special-purpose and variable interest entities. This interpretation was effective for financial statements issued after December 31, 2002. In September 2003, the FASB issued a Staff Position to allow a deferment of the effective date to the end of the first interim or annual period ending after December 15, 2003 if certain conditions were met. In December 2003, the FASB issued Interpretation No. 46R, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses accounting for special-purpose and variable interest entities and which superseded Interpretation 46. The effective date of this interpretation is the end of the first reporting period that ends after March 15, 2004, unless the entity is considered to be a special-purpose entity in which case, the effective date is the end of the first reporting period that ends after December 15, 2003. Companies that have adopted Interpretation No. 46 prior to the effective date of Interpretation No. 46R will either continue to apply Interpretation No. 46 until the effective date of Interpretation No. 46R or apply the provisions of Interpretation No. 46R at an earlier date. The Company believes that the adoption of Interpretation No. 46 and No. 46R will not have a material impact on the Company's consolidated financial position or results of operations.

       RECLASSIFICATION

       Certain prior period amounts have been reclassified to conform to the current year presentation.

4.     CERTIFICATE OF DEPOSIT

       The Company had two certificates of deposit that matured in October 2002 and January 2003 and earned interest at rates of 3.84% and 3.93%. The value of the certificates at December 31, 2003, September 30, 2003 and 2002 was $0 (unaudited), $0 and $101,624, respectively.


       The Company also had three certificates of deposit held by a brokerage firm. The value of the certificates at December 31, 2003, September 30, 2003 and 2002 was $0 (unaudited), $0 and $225,815, respectively. Interest was earned at rates of 2.3% to 3.55%.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

5.     MARKETABLE SECURITIES - AVAILABLE-FOR-SALE

       Cost and fair value of marketable securities available for sale at December 31, 2003, September 30, 2003 and 2002 are as follows:


                                                   Gross      Gross
                                     Amortized  Unrealized  Unrealized    Fair
                                       Cost        Gains      Losses     Value
                                     ---------  ----------  ----------  --------
       DECEMBER 31, 2003 (UNAUDITED)
       Available-for-sale Municipal
       Bond Mutual Fund              $     --    $     --    $     --   $     --
                                     ========    ========    ========   ========
       SEPTEMBER 30, 2003
       Available-for-sale Municipal
       Bond Mutual Fund              $     --    $     --    $     --   $     --
                                     ========    ========    ========   ========
       SEPTEMBER 30, 2002
       Available-for-sale Municipal
       Bond Mutual Fund              $ 73,845    $  2,373    $     --   $ 76,218
                                     ========    ========    ========   ========


       The change in net unrealized holding gain on securities available for sale in the amount of $14,527 has been charged to stockholders' equity for the year ended September 30, 2002.

6.     PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 2003 and September 30, 2003 and 2002 consisted of the following:


                                         December 31,        September 30,
                                              2003         2003          2002
                                         -----------    ----------    ----------
                                         (unaudited)
       Computer equipment and software    $  167,243    $  167,903    $  130,008
       Furniture and fixtures                 43,173        39,447        24,447
                                          ----------    ----------    ----------
                                             210,416       204,350       154,455
       Less - accumulated depreciation       122,074       113,191        84,381
                                          ----------    ----------    ----------
       Property and equipment, net        $   88,342    $   91,159    $   70,074
                                          ==========    ==========    ==========

Depreciation expense for the quarters ended December 31, 2003 and 2002 was $8,883 and $5,529, respectively (unaudited). Depreciation expense for the years ended September 30, 2003 and 2002 was $28,810 and $22,264, respectively.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

7.     RELATED PARTY TRANSACTIONS


       The Company paid management fees for administrative services to a related corporation. Total management fees expensed for the quarters ended December 31, 2003 and 2002 were $20,000 and $6,359, respectively (unaudited). Total management fees expensed for the years ended September 30, 2003 and 2002 were $6,359 and $15,898, respectively.


       The Company had loan receivables included in other assets of $15,000 as of September 30, 2002 from two of its officers, which was fully settled during fiscal 2003.

8.     NOTES PAYABLE TO RELATED PARTIES

       Notes payable to related parties including certain officers, members of the Board of Directors and an employee of the Company consisted of the following at December 31, 2003, September 30, 2003 and 2002:


                                              December 31,      September 30,
                                                  2003        2003        2002
                                                --------    --------    --------
                                              (unaudited)

       Notes  payable (7% Notes),  face value
       of $60,000 and unamortized discount of
       $ 7,596 at December 31, 2003. Interest
       payable  quarterly at 7%,  outstanding
       principal and accrued  interest due at
       maturity,  through  October 31,  2004,
       unless  accelerated by an equity raise
       exceeding $1.5 million, as defined       $ 52,404    $     --    $     --

       Notes payable (7% Convertible  Notes),
       face value of $225,000 and unamortized
       discount  of $67,943 at  December  31,
       2003.  Interest  payable  quarterly at
       7%, outstanding  principal and accrued
       interest  due  at  maturity,   through
       October 31, 2004,  unless  accelerated
       by an  equity  raise  exceeding   $1.5
       million,  as  defined.  The  notes are
       convertible   to  108,894   shares  of
       common stock,  at the holders  request
       between  July  15,  2004  and July 15,
       2006.                                     157,057          --          --

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

8.     NOTES PAYABLE TO RELATED PARTIES...continued


       Notes payable (6% Convertible  Notes),
       face  value  of   $225,000.   Interest
       payable     semi-annually    at    6%,
       outstanding   principal   and  accrued
       interest due at maturity, through May,
       2004,  collateralized  by  all  of the
       assets  of the  Company.  These  notes
       were  cancelled   during  the  quarter
       ended December 31, 2003 and reissued as
       7% convertible notes.                           --     225,000         --

       Notes payable (9% Convertible  Notes),
       face   value  of   $75,000.   Interest
       payable     semi-annually    at    9%,
       outstanding   principal   and  accrued
       interest  due July 15, 2006  (maturity
       date),  collateralized  by  all of the
       assets of the  Company.  Each  $50,000
       portion  of  notes is  convertible  to
       116,154   shares   of   common   stock
       at the  holders  request between  July
       15, 2004 and July 15, 2006.                75,000      75,000          --
                                                --------    --------    --------
                                                 284,461     300,000          --
       Less - current maturities                 209,461     225,000          --
                                                --------    --------    --------
       Notes  payable  to  related  parties -
       less current maturities                  $ 75,000    $ 75,000    $     --
                                                ========    ========    ========


9.     NOTES PAYABLE

       Notes payable at December 31, 2003, September 30, 2003 and 2002 consisted of the following:


                                              December 31,     September 30,
                                                  2003        2003        2002
                                              -----------   --------------------
                                              (unaudited)

       Notes  payable (7% Notes),  face value
       of $530,000 and  unamortized  discount
       of  $69,369  at  December   31,  2003.
       Interest  payable   quarterly  at  7%,
       outstanding   principal   and  accrued
       interest  due  at  maturity,   through
       October 31, 2004,  unless  accelerated
       by  an  equity  raise  exceeding  $1.5
       million, as defined.                     $460,361    $     --    $     --

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

9.     NOTES PAYABLE...CONTINUED


       Notes payable (9% Convertible  Notes),
       face value of $395,000 at December 31,
       2003.  Interest payable  semi-annually
       at  9%,   outstanding   principal  and
       accrued  interest  due July  15,  2006
       (maturity date), collateralized by all
       of the  assets  of the  Company.  Each
       $50,000    portion    of    notes   is
       convertible into  116,154   shares  of
       common  stock   outstanding,   at  the
       holders  request between July 15, 2004
       and July 15, 2006.                        395,000     345,000          --
                                                --------    --------    --------
                                                 855,361     345,000          --
       Less - current maturities                 460,361          --          --
                                                --------    --------    --------
       Notes payable - less current maturities  $395,000    $345,000    $     --
                                                ========    ========    ========


       In January 2004, the Company received additional proceeds of $10,000 on the 7% Notes with the same terms described above.


       On February 12, 2004, the Company entered into business loan agreements with unrelated parties for additional aggregate proceeds of $350,000. The agreements bear interest at 7%, payable semi-annually. The principal maturity date is the earlier of November 30, 2004 or the date of a financing yielding proceeds in excess of $3 million. The agreements also included warrants granting the lender the right to purchase 350,000 shares of common stock at $0.10 per share. The warrants are subject to repurchase rights held by the Company.

       Aggregate principal maturities of notes payable and notes payable to related parties for years ending September 30, are as follows:

                                           Notes     Notes Payable to
                                          Payable    Related Parties      Total
                                          --------   ----------------   --------
       2004                                225,000             --        225,000
       2005                                     --             --             --
       2006                                 75,000        345,000        420,000
                                          --------       --------       --------
                                          $300,000       $345,000       $645,000
                                          ========       ========       ========

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================


10.    BENEFICIAL CONVERSION FEATURE

       The carrying value of the 7% Convertible Notes issued to related parties with detachable warrants during the quarter ended December 31, 2003, initially reflected a discount due to the allocation of value to the warrants (see Note 11). Therefore, in accordance with EITF Issue No. 98-5, ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OR CONTINGENTLY ADJUSTABLE CONVERSION RATIOS and EITF Issue No. 00-27, APPLICATION OF ISSUE NO. 98-5 TO CERTAIN CONVERTIBLE INSTRUMENTS, the Company recorded a beneficial conversion feature in the form of an additional discount to the associated notes payable. This discount is amortized as additional interest expense over the life of the note. The unamortized value of the aggregate discount as of December 31, 2003 was approximately $34,000 (unaudited). The amortized discount related to the beneficial conversion feature resulted in additional interest expense of approximately $4,900 (unaudited) for the three months ended December 31, 2003.


11.    WARRANTS


       In connection with the 7% Notes and the 7% Convertible Notes described above, the Company issued detachable warrants allowing for the purchase of 815,000 shares of the Company's common stock at an exercise price of $0.001. The warrants will expire on November 13, 2008. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The proceeds of the subordinated debt agreement were allocated to the debt and the warrants based on their relative fair values. The value of the warrants which was accounted for as additional paid-in-capital in the accompanying statement of stockholders' equity during the quarter ended December 31, 2003 creates original issue discounts in the related notes payable which is amortized to interest expense over the life of the respective debt instrument. The unamortized value of the discount as of December 31, 2003 was approximately $111,200 (unaudited). Additional interest expense was approximately $11,600 (unaudited) for the quarter ended December 31, 2003. These warrants were exercised during the quarter ended December 31, 2003.


       In addition, the holders of 7% Convertible Notes, were issued detachable warrants allowing for the purchase of 108,894 additional shares of the Company's common stock at an exercise price of $0.21 per share. These warrants will expire on November 13, 2008. The amount of proceeds received allocated to the warrant based on the fair value of the warrants on the date of issue was nominal.


       In connection with the 9% Convertible Notes described above, the Company issued detachable warrants allowing the purchase of 909,869 shares of the Company's common stock at an exercise price of $0.52 per share. The warrants will expire on November 13, 2008. The amount of proceeds received allocated to the warrant based on the fair value of the warrants on the date of issue was nominal.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

11.    WARRANTS...continued


       In exchange for services performed, the Company issued warrants to purchase 500,000 common shares of the Company stock at an exercise price of $0.001 and warrants to purchase 96,795 common shares of the Company stock at an exercise price of $0.21. The warrants will expire on November 13, 2008. At the date of issuance, the fair value of the warrants was calculated using the Black-Scholes option pricing model. The value of the warrants was accounted for in the accompanying statement of stockholders' equity during the quarter ended December 31, 2003. Compensation expense of approximately $102,000 (unaudited) was recorded during the quarter ended December 31, 2003 in the accompanying statement of operations.


12.    INCOME TAXES

       The Company did not record a provision (benefit) from federal or state income taxes for the years ended September 30, 2003 and 2002 because the Company is in a net operating loss carryforward position and the realization of any future benefit is uncertain.

       The Company's combined effective income tax provision (benefit) differed from the U.S. federal statutory income tax provision (benefit) as set forth below:

                                                  September 30,    September 30,
                                                       2003             2002
                                                   -----------      -----------
       Federal income tax benefit computed
          at the statutory rate                    $  (372,608)     $  (137,187)
       State income tax benefit, net of
          federal benefit                              (68,714)         (25,298)
       Other                                           (31,436)              --
       Change in valuation allowances                  472,758          162,485
                                                   -----------      -----------
       Income tax provision (benefit)              $        --      $        --
                                                   ===========      ===========

       Significant components of the Company's deferred tax assets, deferred tax liabilities, and deferred tax asset valuation allowances at September 30, 2003 and 2002 are as follows:

                                                       2003             2002
                                                   -----------      -----------
       Deferred tax assets:
          Deferred revenue                         $   103,181      $    41,152
          Net operating loss carryforwards             574,207          162,050
          Other                                         19,405           20,833
                                                   -----------      -----------
          Total deferred tax assets                    696,793          224,035
          Less - valuation allowance                  (696,793)        (224,035)
                                                   -----------      -----------
          Total deferred tax liabilities                    --               --
                                                   -----------      -----------
          Net deferred tax asset                   $        --      $        --
                                                   ===========      ===========

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

12.    INCOME TAXES...continued

       For tax return purposes, the Company had approximately $1,426,000 federal and $1,412,000 state net operating loss carryforwards as of September 30, 2003, which expire in the years 2012 through 2022 and 2004 through 2008, respectively. The Company may be subject to limitations under Section 382 of the Internal Revenue Code as a result of the transaction described in
       Note 1. A valuation allowance has been established for certain future income tax benefits related to income tax loss carryforwards and temporary tax adjustments based on an assessment that it is more likely than not that these benefits will not be realized.

13.    CAPITAL LEASE OBLIGATIONS


       During the year ended September 30, 2003, the Company entered into a lease arrangement with a third-party for computer equipment. The Company accounts for the lease as a capital lease over a 3-year term with final payment due May 2006. The lease is payable in monthly installments of $924 including interest at 16.8% and is collateralized by certain software and personally guaranteed by the President of the Company. As of December 31, 2003 and September 30, 2003, the amount of assets acquired under the lease totaled $26,000. Accumulated amortization related to these assets total $7,223 (unaudited) and $5,056 at December 31, 2003 and September 30, 2003, respectively. Amortization of assets held under capital leases is included in depreciation expense.


       Future minimum lease payments for the years ending September 30, are as follows:

           2004                                             $  11,398
           2005                                                11,398
           2006                                                 7,599
                                                            ---------
           Net minimum lease payments under leases             30,395
           Less - amount representing interest                  6,100
                                                            ---------
           Present value of net minimum lease payments      $  24,295
                                                            =========

14.    LEASE COMMITMENT


       The Company leases office space from an unrelated party under an operating lease expiring on September 30, 2005. Total rent expense for the lease was approximately $12,091 and $8,127 for the quarters ended December 31, 2003 and 2002 (unaudited) and $36,400 and $34,200 for the years ended September 30, 2003 and 2002, respectively.


       Future minimum lease payments for the years ending September 30, are as follows:

           2004                                             $  48,365
           2005                                                48,365
                                                            ---------
                                                            $  96,730
                                                            =========

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================

15.    STOCK COMPENSATION AND OPTION PLAN

       During 2003, the Company accelerated the vesting of 1,451,920 shares of restricted common stock originally granted to an officer of the Company as part of an employment agreement. The Company also granted 241,987 shares to a consultant for services performed. The Company recorded an aggregate of $58,347 of compensation expense related to the issuance of these shares.

       On  November  13,  2003,  the  Company's  Board of  Directors  approved a stock-based equity incentive plan (the Plan) under which certain employees, directors and consultants, who significantly contribute to the success of the Company, may be granted options to purchase the Company's common stock. The Plan generally provides options (incentive and nonstatutory). The Plan is administered by the Compensation Committee of the Board of Directors, which will select participants and determine the terms and conditions of the awards. In order to preserve a recipient's rights under an award in the event of a change in control of the Company, the vesting of the outstanding options automatically accelerates relating to the exercise or payment of the award.


       The Board of Directors approved 4,000,000 as the amount of options that may be granted by the Company under the Plan. Under the Plan, the option exercise price is at least equal to the stock's fair market price on the date of grant, and the options are restricted, generally vesting ratably over periods ranging from 36 to 48 months. During the three months ended December 31, 2003, 2,570,000 options were granted. No options had been issued as of September 30, 2003.


16.    EARNINGS PER SHARE


       Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for all periods presented. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the periods ended December 31, 2003, September 30, 2003 and 2002, potentially dilutive shares representing an aggregate of 3,038,760, 2,427,609 and 0 shares of common stock, respectively, were excluded from the calculation of diluted loss per share because of their anti-dilutive effect.

UTIX GROUP, INC. (FORMERLY KNOWN AS
CORPORATE SPORTS INCENTIVES, INC.)

Notes to Financial Statements
Three Months Ended December 31, 2003 and 2002
and Years Ended September 30, 2003 and 2002
================================================================================


16.    EPS...continued

       The following table is the computation of basic earnings per common share and diluted earnings per common share:

                                                                   December 31,     December 31,     September 30,    September 30,
                                                                       2003             2002             2003             2002
                                                                   ------------     ------------     ------------     ------------
                                                                    (unaudited)     (unaudited)
       Net loss                                                    $ (1,095,907)    $   (267,732)    $ (1,095,907)    $   (403,490)
                                                                   ============     ============     ============     ============
       Weighted-average common shares and
          equivalents outstanding - basic and diluted                13,467,995        9,098,693       10,369,123        9,098,693
                                                                   ============     ============     ============     ============
       Basic and diluted net loss per common share                 $      (0.05)    $      (0.03)    $      (0.11)    $      (0.04)
                                                                   ============     ============     ============     ============
       Number of shares underlying warrants excluded in
          calculation of diluted earnings per share due to
          anti-dilutive effects                                       1,424,226               --        1,451,919               --
                                                                   ============     ============     ============     ============
       Number of shares underlying convertible debt excluded
          in calculation of diluted earnings per share due to
          anti-dilutive effects                                       1,614,534               --          975,690               --
                                                                   ============     ============     ============     ============
       Number of shares underlying options excluded
          in calculation of diluted earnings per share due to
          anti-dilutive effects                                          28,556               --               --               --
                                                                   ============     ============     ============     ============


17.    RETIREMENT PLAN

       The Company has a Simple Retirement Plan (SRA) covering substantially all employees. The plan allows participants to elect to defer up to 100% of their compensation to a maximum of the amount legally allowed. The Company matches 100% of participant deferrals, up to 3% of their salary. The employer's contribution for the quarters ended December 31, 2003 and 2002 was $2,255 and $1,695, respectively (unaudited), and for the years ended September 30, 2003 and 2002 was $8,882 and $6,582, respectively.

PART III.

ITEM 1.  INDEX TO EXHIBITS


----------------------------------------------------------------------------------------------------------------------
EXHIBIT NO.           DOCUMENT                                                                                 PAGE
----------------------------------------------------------------------------------------------------------------------
2.1                   Amended  and  Restated  Certificate  of  Incorporation  of Chantal  Skin Care
                      Corporation*
----------------------------------------------------------------------------------------------------------------------
2.2                   Amended Bylaws of Utix Group, Inc.*
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
3.1                   Convertible  Loan  Agreement,  dated  October  2003, by and among Utix Group,
                      Inc., as Borrower,  Corporate Sports Incentives,  Inc., as Guarantor, and the
                      lenders who are signatories thereto, for an aggregate amount of $225,000.*
----------------------------------------------------------------------------------------------------------------------
3.2                   Loan  Agreement,  dated  October  2003,  by and among Utix  Group,  Inc.,  as
                      Borrower,  Corporate Sports Incentives,  Inc., as Guarantor,  and the lenders
                      who   are  signatories   thereto,  for   an  aggregate  amount  of  $600,000.
                      (collectively with Exhibit 3.1, the "November 2003" loan)*
----------------------------------------------------------------------------------------------------------------------
3.3                   Lock-Up  Agreement,  dated as of November 13, 2003,  by and among Utix Group,
                      Inc. and each of the stockholders listed on Schedule A thereto.*
----------------------------------------------------------------------------------------------------------------------
3.4                   Voting  Agreement,  dated as of November 13,  2003,  by and between the Rubin
                      Family Irrevocable Stock Trust and Utix Group, Inc.*
----------------------------------------------------------------------------------------------------------------------
3.5                   Voting  Agreement,  dated as of November  13,  2003,  by and between  certain stockholders of Utix Group, Inc. and Utix Group, Inc.*
----------------------------------------------------------------------------------------------------------------------
3.6                   Form of Warrant issued in Connection with Loan Agreements*
----------------------------------------------------------------------------------------------------------------------
3.7                   Loan  Agreement,  dated July 2003, and the  replacement  notes issued by Utix
                      Group, Inc. pursuant to the Share Exchange Agreement (see Exhibit 12)*
----------------------------------------------------------------------------------------------------------------------
3.8                   Loan  Agreement,  dated  February  2004,  by and among Utix Group,  Inc.,  as
                      Borrower,  Corporate Sports Incentives,  Inc., as Guarantor,  and the lenders who are signatories thereto, for an aggregate amount of $350,000**
----------------------------------------------------------------------------------------------------------------------
3.9                   Loan  Agreement,  dated  April  2004,  by and  among  Utix  Group,  Inc.,  as
                      Borrower,  Corporate  Sports  Incentives,  Inc.,  as  grantor  of a  security interest,  and the  lenders who are  signatories  thereto,  for an  aggregate amount of $300,000.**
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
6.2                   Development Agreement,  dated April 4, 2003, by and between WildCard Systems,
                      Inc. and Corporate Sports Incentives, Inc.*
----------------------------------------------------------------------------------------------------------------------
6.3                   Ticket  Issuer  Agreement,  dated as of  January  21,  2004,  by and  between
                      Discover Financial Services, Inc. and Utix Group, Inc.*
----------------------------------------------------------------------------------------------------------------------
6.4                   Employment Agreement for Anthony G. Roth*
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
6.5                   2003 Stock Option Plan*
----------------------------------------------------------------------------------------------------------------------
6.6                   Lease for principal offices located at 170 Cambridge Street, Burlington, MA*
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
10.1                  Consent of Vitale, Caturano & Company, Inc.**
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
12                    Share  Exchange  Agreement,  dated as of October 31, 2003,  by and among Utix
                      Group,   Inc.  (fka  Chantal  Skin  Care   Corporation),   Corporate   Sports
                      Incentives, Inc., Joel Pensley, an individual, and the stockholders of
                      Corporate Sports Incentives, Inc.*
----------------------------------------------------------------------------------------------------------------------

* Previously filed with the Form 10-SB filed with the Commission on February 12, 2004.

**     Filed herewith

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     UTIX GROUP, INC.
                                                     Registrant


Date:  April 12, 2004                   By:  /S/ Anthony G. Roth
                                             -------------------
                                                 (Signature)
                                                 Name: Anthony G. Roth
                                                 Title:  President and
                                                         Chief Executive Officer